                 Filed Pursuant to Rule 424(b)(3) of the Securities Act of 1933
                                                     Registration No. 333-35412

                      [AMERICAN TOWER LOGO APPEARS HERE]

                                 $450,000,000
                        5.0% Convertible Notes Due 2010

  This prospectus relates to:

   .  $450,000,000 principal amount of 5.0% convertible notes due 2010, and

   . the shares of Class A common stock issuable upon conversion of the notes.

  The notes and the Class A common stock are offered for resale by their holders. The notes were initially acquired from us in February 2000 in connection with a private offering by a group of investment banking firms who resold the notes pursuant to Rule 144A.

  You may convert the notes at any time prior to maturity into shares of our Class A common stock at a conversion price of $51.50 per share of Class A common stock. This means we will deliver 19.4175 shares of Class A common stock for each $1,000 principal amount of notes you convert.

  We will pay interest on the notes on February 15 and August 15 of each year, commencing on August 15, 2000.

  We may redeem the notes on or after February 20, 2003. You may require us to repurchase the notes at a price of $1,000 for each note on February 20, 2007. In the case of a repurchase of notes, we have the right to issue shares of Class A common stock, rather than to pay cash. In addition, you may require us to repurchase the notes upon a change in control. There is no sinking fund for the notes.

  Our Class A common stock is listed on the New York Stock Exchange under the symbol "AMT." The last reported sale price of the Class A common stock on the New York Stock Exchange on May 17, 2000 was $44.81 per share.

  Investing in our securities involves risks. See "Risk Factors" beginning on page 13.

  We will not receive any of the proceeds from sales of the notes or the shares by the selling securityholders.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                 The date of this Prospectus is May 19, 2000.

                                 ------------

                               TABLE OF CONTENTS

                                     Page
                                     ----
Summary............................    1
The Notes..........................    7
Selected Financial Data............    9
Risk Factors.......................   13
Market Prices and Dividend Policy..   18
Capitalization.....................   19
Description of the Notes...........   20
Description of Certain
 Indebtedness......................   28
Description of Capital Stock.......   30

                                     Page
                                     ----
Selling Securityholders............   33
Certain Federal Income Tax
 Consequences......................   34
Registration Rights Agreement......   42
Plan of Distribution...............   43
Legal Matters......................   44
Experts............................   44
Where You Can Find More
 Information.......................   45

                                 ------------


   You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any different information. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

                                    SUMMARY

   This summary highlights selected information about us, including certain recent transactions. All information in this prospectus gives effect to pending transactions, unless the context otherwise indicates. This summary is not complete and may not contain all of the information that you should consider before investing in our securities. You should carefully read the entire prospectus, including the "Risk Factors" section beginning on page 13 and the financial statements, which are incorporated by reference from our 1999 annual report on Form 10-K and our current report on Form 8-K, dated March 30, 2000.

                                 AMERICAN TOWER

   We are a wireless communications and broadcast infrastructure company operating in three business segments.

  . We operate a leading network of communications towers and are the largest independent operator of broadcast towers in North America.

  . We provide comprehensive network development services for wireless service providers and broadcasters.

  . We operate a leading teleport business, which transmits Internet, voice, data and video communications worldwide.

   We estimate that our three business segments accounted for the following percentages of pro forma 1999 operating revenues:

  .  Rental and management--53.0%,

  .  Network development services--27.0%, and

  .  Internet, voice, data and video transmission services--20.0%.

   Rental and management. We believe we are the largest independent owner, operator and developer of wireless communications towers in North America. Assuming consummation of all pending transactions, we will operate a national network of approximately 10,400 multi-user sites in the United States, Mexico and Canada, including approximately 300 broadcast tower sites. Of those sites, approximately 9,000 are owned or leased sites and approximately 1,400 are managed or lease-sublease sites. Our U.S. network spans 48 states and the District of Columbia, with tower clusters in 43 of the 50 largest U.S. metropolitan statistical areas. Our developing Mexican network includes sites in highly populated areas such as Mexico City, Monterrey, Guadalajara and Acapulco. Our newly organized Canadian operation will include sites in major metropolitan areas, including Toronto, Montreal, Quebec City, Edmonton and Hamilton.

   Our primary business is the leasing of antenna space to a diverse range of wireless communications and broadcast industries. Wireless industries we serve include personal communication services, cellular, enhanced specialized mobile radio, specialized mobile radio, paging, fixed microwave and fixed wireless. Our wireless customers include AirTouch, Alltell, AT&T, AT&T Wireless Services, Bell Atlantic Mobile, BellSouth, GTE Mobilnet, Mobile Wireless, Nextel, Omnipoint, PacBell, PowerTel, PrimeCo PCS, Southwestern Bell, Sprint PCS, Teligent, Western Wireless and WinStar. Through our broadcast tower network we serve most major radio and television broadcasters, including, ABC, AMFM, CBS, Clear Channel, Cox, Fox, Infinity, NBC, Paxson, Paramount, Sinclair, Telemedia, Tribune, TV Azteca and Univision.

   Network Development Services. We are a leading provider of network development services and components for both wireless service providers and broadcasters. We offer full turnkey network development solutions to our customers, consisting of radio frequency engineering, network design, site acquisition, zoning and other regulatory approvals, construction management, tower construction and antenna installation. We also offer a complete line of wireless infrastructure components that are sold to service providers, broadcasters, developers and others in the wireless industry. We also fabricate steel used for broadcast towers and other structures. We provide site acquisition services to most major wireless service providers and have constructed or are constructing towers on a build-to-suit basis for wireless and broadcast companies such as AirTouch, AT&T affiliates, AT&T Wireless Services, Bell South, Nextel, Omnipoint, Paxson, PrimeCo PCS, Sinclair and Southwestern Bell.

   We have performed network development services for other companies on more than 10,000 sites. In 1998, we embarked on a major construction program with an emphasis on build-to-suit projects. We constructed approximately 1,000 towers for our own account in 1999, at a cost of approximately $220.0 million, excluding broadcast towers. Our 2000 business plan calls for construction of approximately 1,200 towers for our own account at an estimated cost of between $196.0 and $240.0 million. In addition, our plan calls for construction of approximately 20 broadcast towers at an estimated cost of between $50.0 and $70.0 million.

   Internet, voice, data and video transmission services. We are a leading Internet, voice, data and video transmission company, providing services worldwide. Assuming consummation of pending transactions, we will own and operate approximately 160 satellite antennas in various locations across the United States, with major facilities near New York, Washington, D.C., Dallas and San Francisco, as well as the Northeast, Southwest and Pacific Northwest. Our teleports are used by leading Internet, voice and data providers as well as television networks, broadcasters and cable programmers. Our customers include ABC, British Telecom, Cable and Wireless, CBS, CNN, Deutsche Telekom, Fox, MCI Worldcom, TCI, Telefonica and Uunet. We are also a leading provider of Internet, voice and data services to major cruise lines and the U.S. military.

   For the year ended December 31, 1999, we had pro forma net revenues of $376.7 million and pro forma EBITDA of $127.9 million. This pro forma data includes the results of certain major acquisitions.

   We believe that leasing activities generate the highest profit margins. We also believe that leasing activities are likely to grow at a more rapid rate than other segments of our business because of our recent and pending acquisitions and our build-to-suit and other construction activities. Our acquisitions and construction will increase significantly the number of antenna sites available for leasing. The industry trend towards outsourcing infrastructure needs may also result in a decline in our site acquisition and construction activities for other companies.

   We have a diversified base of more than 7,100 customers. Our largest customer, AirTouch, accounted for approximately 14.0% of our pro forma 1999 operating revenues. Our five largest customers accounted for approximately 32.0% of those revenues. Service segment revenues, particularly site acquisition and construction activities, are highly variable due to their transactional nature. For example, one of our five largest customers, Sprint, accounted for approximately 12.0% of our pro forma 1999 operating revenues, principally as a result of several site acquisition projects.

   We estimate that PCS accounted for approximately 24.0% of our pro forma 1999 operating revenues, cellular accounted for approximately 16.0% of those revenues and paging accounted for approximately 10.0% of those revenues. We believe no other industry sector accounted for 10.0% or more of those revenues. However, these industry sector percentages may not be indicative of what we will experience in the future. The importance of the different sectors will probably change because of the anticipated growth of PCS, cellular and enhanced special mobile radio, compared to other wireless service providers. The relative contributions of the different sectors will also be affected as major wireless service providers create strategic alliances with independent operators, including in our case AirTouch and AT&T. Finally, the percentage of operating revenues derived from PCS will be affected by the decline in our site acquisition and construction activities for that sector, as providers continue to outsource those requirements. Slightly more than half of PCS's contribution to our pro forma 1999 operating revenue was attributable to network development services, principally site acquisition and construction activities.

Growth Strategy

   Our growth strategy is designed to enhance our position as a leader in each of our business segments. Our goals are to:

  . create a leading national footprint of desirable communications towers in all major markets in North America,

  . establish the capacity to serve profitably most of the infrastructure needs of the wireless service and broadcast industries, and

  . create a leader in the transmission of Internet, voice, data and video content through our teleport facilities.

   We have implemented our strategy through a combination of acquisitions and construction. We initially pursued acquisitions with independent tower operators and other consolidators and more recently with major wireless service providers selling their towers. This acquisition program also broadened the scope of our network development services and our Internet, voice, data and video transmission services.

   Our strategy has enabled us to create an organization with a depth of personnel, computer and financial systems, sales and marketing, and engineering and other technical expertise to take advantage of the growth in wireless communications, digital television and the Internet. We believe we are well positioned to compete and grow because we can meet the majority of infrastructure requirements of wireless communications and digital television. We are also playing an increasing role in addressing the Internet's infrastructure needs. We will continue to pursue our growth strategy by:

  . maximizing use of our antenna sites through targeted sales and marketing techniques,

  . capitalizing on our ability to provide full turnkey network development solutions principally through build-to-suit projects and other tower construction activities, and

  . pursuing strategic mergers and acquisitions with independent tower operators and other consolidators and wireless service providers.

   Our acquisition strategy is designed principally to:

  .  achieve enhanced operating efficiencies,

  . take advantage of the remaining divestiture opportunities presented by wireless service providers, as well as those with independent operators and other consolidators,

  .  broaden and strengthen our penetration of major markets,

  .  facilitate entry into new geographic markets in the U.S. and abroad, and

  .  complement our construction program.

Recent Developments

 Consummated Transactions

   Since January 1, 1999, we have consummated more than 70 transactions involving the acquisition of approximately 5,240 communications sites and related businesses and two teleport businesses for an aggregate purchase price of approximately $2.3 billion. This purchase price includes $1.5 billion in cash, 22.0 million shares of Class A common stock, and $196.9 million of assumed debt. Our most recent principal transactions were the following:

  Tower Transactions

   AirTouch transaction. In August 1999, we agreed to lease on a long-term basis up to 2,100 towers from AirTouch Communications. These towers are located in all of AirTouch's major markets, other than Los Angeles, San Diego and Kansas City, including Albuquerque, Atlanta, Cleveland, Denver, Detroit, Minneapolis, Omaha, Phoenix, Portland, San Francisco and Seattle. Our cumulative lease payments, based on 2,100 towers, aggregate $800.0 million in cash and a five-year warrant to purchase 3.0 million shares of Class A common stock at $22.00 per share. As of the date of this prospectus, we have leased 1,400 towers, paid AirTouch $533.3 million in cash and issued warrants for 3.0 million shares of Class A common stock. The remaining closings are expected to occur during the second and third quarters of 2000.

   Under our lease with AirTouch, we are entitled to all income generated from leasing space on the towers and are responsible for all tower expenses, including ground rent. AirTouch has reserved space on the towers for its antennas, for which it will pay us a site maintenance charge equal to $1,500 per month for each non-microwave reserved space and $385 per month for each microwave reserved space, with 3% annual increases.

   We have also entered into an exclusive three-year build-to-suit agreement with AirTouch. Under that agreement, we have the right to build all of AirTouch's towers in all markets covered by the lease. AirTouch entered into a separate master lease covering all towers to be constructed pursuant to the build-to-suit agreement. AirTouch will lease space for a period of ten years and has the option to extend for five, five-year periods. The rent is $1,500 per month for each non-microwave antenna site and $385 per month for each microwave antenna site, with 3% annual increases. We expect this build-to-suit agreement will produce 400 to 500 towers.

   AT&T transaction. In September 1999, we agreed to purchase up to 1,942 towers from AT&T. These towers are located throughout the United States and were constructed by AT&T for its microwave operations. The purchase price is $260.0 million in cash, subject to adjustment if all towers are not purchased. As of the date of this prospectus we have acquired 1,440 towers and paid AT&T $220.1 million. The remaining closings are expected to occur during the second quarter of 2000.

   AT&T entered into a master lease agreement covering the 468 towers on which it currently conducts microwave operations. The lease has an initial term of ten years and AT&T has five, five-year renewal options. The annual base rent is approximately $1.0 million, payable in January of each lease year. We will adjust the rent based upon AT&T's use of the towers. However, any downward adjustment can be used by AT&T as a credit only against future additional rent and not against the base rent. We expect that as many as 50% of the towers may not be marketable, at least in the near future, because of location.

   We also entered into a build-to-suit agreement with AT&T Wireless Services. This agreement requires AT&T Wireless Services to present 1,200 sites nationwide from which we will select and be required to build 1,000 towers. We entered into a separate master lease with AT&T Wireless Services for the build-to-suit towers. The initial term is ten years, and AT&T Wireless Services has three, five-year renewals. The rent for lease supplements entered into in the initial year is $1,350 per month, per antenna site, increasing annually by $50 per year for lease supplements entered into in subsequent years. All rents will be subject to 4% annual increases.

   UNIsite merger. In January 2000, we merged with UNIsite. The purchase price was $196.4 million, $147.7 million of which was paid in cash and $48.7 million in the assumption of UNIsite's debt. At closing, UNIsite had more than 600 towers then completed or under construction. UNIsite's towers are located primarily in the Northeast and Midwest. In February 2000 we repurchased $40.0 million of UNIsite's debt for $62.0 million, including accrued and unpaid interest of $11.4 million. As a result, we will recognize an extraordinary loss from the repayment of that debt in the first quarter of 2000.

   Galaxy merger. In January 2000, we merged with Galaxy Engineering Services, a global turnkey provider of engineering consulting services, based in Atlanta, Georgia. At the time of the merger, we owned one-third of Galaxy which we had acquired in December 1999 for $0.5 million. The other Galaxy stockholders received 523,113 shares of Class A common stock and $0.3 million in cash. We had also loaned Galaxy $13.5 million. Galaxy provides a complete array of radio frequency engineering and network design services, including drive testing, voice quality analysis and transport engineering, interconnect and microwave services.

   U.S. Wireless Transaction. In May 2000, we formed a strategic alliance with U.S. Wireless to accelerate the deployment of a wireless location network that will enable carriers to provide wireless telephone users with emergency E-911 caller location assistance and other location enhanced services. U.S. Wireless has agreed to enter into a co-location agreement under which we will lease approximately 2,500 sites for its planned 100-market wireless network deployment. We will also provide U.S. Wireless with nationwide turnkey deployment services, including RF engineering, network design, site acquisition, project management, component supply and site installation. We have agreed to invest $22.5 million in U.S. Wireless' 6 1/2% convertible preferred stock, convertible into U.S. Wireless common stock at $19.03 per share.

  Foreign Transactions

   TV Azteca transaction. In February 2000, we loaned approximately $100.0 million to TV Azteca, the owner of a major national television broadcast network in Mexico and commenced marketing responsibility for its approximately 190 towers. We are committed to loan TV Azteca an additional $20.0 million. The 20-year loan, which may be extended for an additional 50 years, bears net interest at approximately 11.6% per annum. We are entitled to receive 100% of the revenues generated by third party leases and are responsible for incremental operating expenses of third party tenants on the towers during the term of the loan. In December 1999, an executive officer and director of our company became a director of TV Azteca. TV Azteca's towers are located in highly populated areas such as Mexico City, Monterrey, Guadalajara and Acapulco.

   Iusacell transaction. In December 1999, we entered into a management agreement for approximately 350 existing towers and a build-to-suit agreement for approximately 200 towers with Grupo Iusacell, the second largest wireless telecommunications provider in Mexico. We have agreed to pay a $10.0 million refundable deposit to retain the exclusive right to acquire the existing towers of Iusacell through 2005, or, at Iusacell's option, at an earlier date. The existing towers are located in urban and rural areas such as Mexico City, Guadalajara, Veracruz and Acapulco. The build-to-suit towers will be constructed over the next two years in key metropolitan areas.

   Canadian Joint Venture. In March 2000, we entered into a joint venture with Telemedia, a privately held Canadian telecommunications company, to form Canadian Towers. Canadian Towers, which will be Canadian controlled and operated, will develop and acquire wireless and broadcast towers throughout Canada. We have committed to invest $18.0 million (Canadian) for which we will own 45.0% of Canadian Towers. The joint venture's initial assets will include more than 20 broadcast towers to be contributed by Telemedia. These broadcast towers are located in major metropolitan areas, including Toronto, Montreal, Quebec City, Edmonton and Hamilton.

   Unefon transaction. In September 1999, we entered into a letter of intent with Unefon S.A. de C.V. to form a strategic alliance to build and operate towers throughout Mexico. The five year agreement calls for Unefon to lease up to 450 sites, either by co-locating on our existing towers or by leasing space on towers newly constructed by us.

  Teleport Transaction

   ICG transaction. In December 1999, we acquired ICG Satellite Services and its subsidiary, Maritime Telecommunications Network, for approximately $100.0 million in cash. The acquisition involved a major around-the-clock teleport facility in New Jersey and a global maritime telecommunications network headquartered in Miami, Florida. The acquired companies provide voice, data, Internet and compressed video satellite services to major cruise lines, the U.S. military, Internet-related companies and international telecommunications customers. The New Jersey teleport and operations center has 12 existing antennas and one under construction that access satellites covering the continental United States, South America and the Atlantic Ocean region.

 Pending Transactions

   We are a party to numerous pending transactions involving the acquisition of more than 1,640 communications sites and related businesses and a major teleport facility with an aggregate purchase price of approximately $417.8 million, including the remaining portions of the AirTouch and AT&T transactions. The principal transaction, other than the AirTouch and AT&T transactions, is:

   USEI merger. In December 1999, we agreed to merge with U.S. Electrodynamics. The purchase price consists of 1,040,153 shares of Class A common stock and $29.4 million in cash. The purchase price is subject to adjustment based on the net working capital and the long-term debt of U.S. Electrodynamics at closing. The acquisition involves around-the-clock teleport facilities in the Pacific Northwest, the Southwest and the Northeast with a total of 52 antennas. We expect to close the transaction in the second quarter of 2000, subject to FCC approval of license transfers and other customary conditions. We have received early termination of the Hart-Scott-Rodino Act waiting period.

                                  ------------

   Our principal executive offices are located at 116 Huntington Avenue, Boston, Massachusetts 02116. Our telephone number is (617) 375-7500.

                                   THE NOTES

Securities offered..........  $450,000,000 principal amount of 5.0% Convertible
                              Notes due 2010 previously issued in a private placement.

Issue price.................  100% plus accrued interest, if any, from the date of issue.

Interest....................  5.0% annual rate, payable in cash on February 15 and August 15 of each year, beginning August 15, 2000.

Conversion rights...........  You may convert the notes into shares of Class A common stock at a conversion price of $51.50 per share. This means we will deliver 19.4175 shares of Class A common stock for each $1,000 principal amount of notes you convert. Upon conversion you will not receive any cash payment representing accrued interest. You may convert the notes at any time on or before February 15, 2010, unless we have redeemed or purchased them before that time.

                              The conversion rate of the notes is subject to adjustment in certain events.

Maturity date...............  February 15, 2010.

Change in control...........  If a change in control of our company occurs, you may require us to pay cash for your notes equal to their principal amount, plus accrued and unpaid interest. Our credit facilities prohibit making these payments without lender consent.

Optional redemption.........  We can redeem those notes, at our option, in whole or in part, after February 20, 2003. The redemption prices are described under the heading "Description of the Notes--Optional Redemption" on page 23.

Repurchase of notes at your   You may require us to repurchase all or any of
option......................  your notes on February 20, 2007 at their principal amount, together with accrued and unpaid interest. We may, at our option, elect to pay the repurchase price in cash or shares of Class A common stock, or a combination. Our credit facilities require us to pay entirely in shares unless we obtain lender consent.

Sinking fund................  None.

Ranking.....................  The notes rank equally with the two series of our convertible notes issued in October 1999. The notes will effectively rank behind borrowings under our credit facilities.

Registration rights.........  We have agreed to keep the SEC registration statement, which includes this prospectus, useable until February 15, 2002 or any shorter period permitted under SEC rules governing unregistered resales of privately placed securities. The interest rate on the notes will increase if we are not in compliance with this requirement.

Trading.....................  The notes are not listed and trade in the over-
                              the-counter market. The Class A common stock is listed on the NYSE under the symbol "AMT."

 Common stock outstanding(1)......  147,538,201 shares of Class A common stock
                                      8,346,755 shares of Class B common stock
                                      2,422,804 shares of Class C common stock
                                    -----------
                                    158,307,760 shares of common stock
                                    ===========

--------------------
(1) The number of shares of common stock outstanding was determined as of May 1, 2000. This number does not include shares we may issue in the future. Examples of these future issuances include: (a) shares of Class A common stock issuable upon conversion of Class B common stock or Class C common stock, (b) shares issuable upon exercise of options outstanding on May 1, 2000 to purchase an aggregate of 16,658,167 shares of common stock, (c) 3,000,000 shares of Class A Common Stock issuable upon exercise of warrants issued in the AirTouch transaction, (d) shares issuable upon consummation of certain pending transactions, (e) 24,797,690 of Class A common stock issuable upon conversion of the convertible notes issued in October 1999, or (f) 8,737,864 shares of Class A common stock issuable upon conversion of the notes.

                            SELECTED FINANCIAL DATA

   We have derived the following selected financial data from our historical consolidated financial statements and our unaudited pro forma condensed consolidated financial statements. The selected financial data should be read in conjunction with those financial statements. Prior to our separation from American Radio on June 4, 1998, we operated as its subsidiary and not as an independent public company. Therefore, our results of operations for that period may be different from what they would have been had we operated as a separate, independent company. The information is not necessarily indicative of our future results of operations or financial condition.

   Year-to-year comparisons are significantly affected by our acquisitions and construction of towers, both of which have been numerous during the periods presented. Our principal acquisitions are described in "American Tower--Recent Developments" under "Summary" on page 4 and in the notes to our historical financial statements.

   The pro forma balance sheet data gives effect, as of December 31, 1999, to the pro forma transactions not then consummated: the AirTouch and AT&T transactions, the UNIsite merger and the February 2000 placement of the notes. The pro forma statement of operations data and other operating data gives effect to the pro forma transactions, as if each had occurred on January 1, 1999. We use the term pro forma transactions to mean the following:

  . the OmniAmerica, TeleCom and UNIsite mergers and the AirTouch, AT&T and ICG transactions,

  .  our Class A common stock financings in February 1999, and

  .  our convertible notes placements in October 1999 and February 2000.

   Pro forma transactions do not include all of our consummated or pending acquisitions or pending construction.

   We account for all of our mergers and acquisitions under the purchase method. This means that, for accounting and financial reporting purposes, we include the results of the acquired companies or assets with ours only after closing the transaction. The pro forma financial data reflects certain adjustments, as explained in our current report on Form 8-K dated March 30, 2000, which is incorporated by reference in this prospectus. Any comparison of the pro forma financial data with the historical financial data for periods before 1999 is inappropriate.

   We use certain terms as follows:

  . tower cash flow means income (loss) from operations before depreciation and amortization, tower separation expenses, development expense and corporate general and administrative expenses,

  . development expenses means the costs incurred in connection with the integration of acquisitions and development of new business initiatives,

  . tower separation expenses means the one-time expenses incurred as a result of our separation from American Radio,

  . EBITDA means income (loss) from operations before depreciation and amortization and tower separation expenses, and

  . after-tax cash flow means income (loss) before extraordinary losses, plus depreciation and amortization.

   We do not consider tower cash flow, EBITDA and after-tax cash flow to be substitutes for other measures of operating results or cash flow from operating activities or as measures of our profitability or liquidity. These measures of performance are not calculated in accordance with generally accepted accounting principles. However, we have included them because they are generally used in the communications site industry as a measure of a company's operating performance. More specifically, we believe they can assist in comparing company performances on a consistent basis without regard to depreciation and amortization. Our concern is that depreciation and amortization can vary significantly among companies depending on accounting methods, particularly where acquisitions are involved, or on non-operating factors including historical cost bases. We believe tower cash flow is useful because it enables you to compare tower performances before the effect of expenses that do not relate directly to performance.

                           AMERICAN TOWER CORPORATION

                           Selected Financial Data(1)

                            July 17, 1995           Year Ended                  Year Ended
                             (inception)           December 31,            December 31, 1999(8)
                               through      -----------------------------  ----------------------
                          December 31, 1995  1996      1997       1998     Historical   Pro Forma
                          ----------------- -------  ---------  ---------  -----------  ---------
                                         (in thousands, except per share data)
Statements of Operations
 Data:
Operating revenues......       $   163      $ 2,897  $  17,508  $ 103,544  $   258,081  $ 376,735
                               -------      -------  ---------  ---------  -----------  ---------
Operating expenses:
 Operating expenses
  excluding depreciation
  and amortization,
  tower separation,
  development and
  corporate general and
  administrative
  expenses..............            60        1,362      8,713     61,751      155,857    235,248
 Depreciation and
  amortization..........            57          990      6,326     52,064      132,539    240,470
 Tower separation
  expenses..............                                           12,772
 Development
  expenses(2)...........                                                         1,607      1,607
 Corporate general and
  administrative
  expenses..............           230          830      1,536      5,099        9,136     11,936
                               -------      -------  ---------  ---------  -----------  ---------
  Total operating
   expenses.............           347        3,182     16,575    131,686      299,139    489,261
                               -------      -------  ---------  ---------  -----------  ---------
(Loss) income from
 operations.............          (184)        (285)       933    (28,142)     (41,058)  (112,526)
Interest expense........                                (3,040)   (23,229)     (27,492)  (108,862)
Interest income and
 other, net.............                         36        251      9,217       19,551     19,551
Minority interest in net
 earnings of
 subsidiaries(3)........                       (185)      (193)      (287)        (142)      (142)
                               -------      -------  ---------  ---------  -----------  ---------
Loss before income taxes
 and extraordinary
 losses.................          (184)        (434)    (2,049)   (42,441)     (49,141)  (201,979)
Benefit (provision) for
 income taxes...........            74          (45)       473      4,491         (214)    60,319
                               -------      -------  ---------  ---------  -----------  ---------
Loss before
 extraordinary losses...       $  (110)     $  (479) $  (1,576) $ (37,950) $   (49,355) $(141,660)
                               =======      =======  =========  =========  ===========  =========
Basic and diluted loss
 per common share before
 extraordinary
 losses(4)..............       $ (0.00)     $ (0.01) $   (0.03) $   (0.48) $     (0.33) $   (0.91)
                               =======      =======  =========  =========  ===========  =========
Basic and diluted
 weighted average common
 shares outstanding(4)..        48,732       48,732     48,732     79,786      149,749    155,422
                               =======      =======  =========  =========  ===========  =========
Other Operating Data:
Ratio of earnings to
 fixed charges(5).......
Tower cash flow.........       $   103      $ 1,535  $   8,795  $  41,793  $   102,224  $ 141,487
EBITDA..................          (127)         705      7,259     36,694       91,481    127,944
EBITDA margin...........          (N/A)        24.3%      41.5%      35.4%        35.4%      34.0%
After-tax cash flow.....           (53)         511      4,750     14,114       83,184     98,810
Cash provided by (used
 for) operating
 activities.............           (51)       2,230      9,913     18,429       97,011
Cash used for investing
 activities.............                              (216,783)  (350,377)  (1,137,700)
Cash provided by
 financing activities...            63          132    209,092    513,527      879,726

                                             December 31,    December 31, 1999
                                             -------------- --------------------
                                             1997    1998   Historical Pro Forma
                                             ------ ------- ---------- ---------
Tower Data:
Towers operated at end of period(6).........   674    2,492   5,067     10,400
Towers constructed(7).......................   118      502   1,045        N/A

                                Year Ended December 31,
                                      Historical                December 31, 1999(8)
                          ------------------------------------- ---------------------
                          1995(1)   1996     1997       1998    Historical Pro Forma
                          -------  ------- --------  ---------- ---------- ----------
                                               (in thousands)
Balance Sheet Data:
Cash and cash
 equivalents............  $   12   $ 2,373 $  4,596  $  186,175 $   25,212 $   27,499
Working capital
 (deficiency), excluding
 current portion of
 long-term debt.........     (40)      663   (2,208)     93,602     19,156     (7,049)
Property and equipment,
 net....................   3,759    19,710  117,618     449,476  1,092,346  1,092,346
Unallocated purchase
 price..................                                                    1,385,401
Total assets............   3,863    37,118  255,357   1,502,343  3,018,866  4,280,172
Long-term debt,
 including current
 portion but excluding
 convertible notes......             4,535   90,176     281,129    138,563    820,212
Convertible notes, net
 of discount............                                           602,259  1,052,259
Total stockholders'
 equity.................   3,769    29,728  153,208   1,091,746  2,145,083  2,190,583

--------------------
(1) We were organized on July 17, 1995.
(2) Development expenses prior to 1999 were immaterial.
(3) Represents the minority interest in net earnings of our non-wholly-owned subsidiaries.
(4) We computed basic and diluted loss per common share before extraordinary losses using (a) in the case of historical information, for periods prior to June 4, 1998, the number of shares outstanding following the separation from American Radio and (b) in the case of pro forma information, the number of shares expected to be outstanding following the pro forma transactions.
(5) For purposes of calculating this ratio, earnings consist of loss before income taxes and extraordinary losses and fixed charges. Fixed charges consist of capitalized interest, interest expense, amortization of debt discount and related issuance costs and the component of rental expense that management believes to be representative of the interest factor on that expense. We had a deficiency in earnings to fixed charges in each period as follows (in millions): 1995--$184; 1996--$434; 1997--$2,507;
    1998--$43,844; and 1999 (historical)--$52,520.
(6) Includes information with respect to our company only and assumes consummation of all pending transactions, including those not in the pro forma transactions. Excludes towers under construction. See Note (7) below.
(7) Includes towers constructed in each period by us, including those constructed for and owned by third parties. Excludes towers constructed by acquired companies prior to acquisition.
(8) For updated historical and pro forma selected financial data as of March 31, 2000, see the Company's quarterly report on Form 10-Q and current report on Form 8-K, both filed with the SEC on May 15, 2000, which reflect a continuation in the trends indicated in the items shown on this table.

                                  RISK FACTORS

   You should consider carefully the following factors and other information in this prospectus before deciding to invest in our securities.

If we cannot keep raising capital, our growth will be impeded

   Without additional capital, we would need to curtail our acquisition and construction programs. We expect to use borrowed funds for most of this capital. However, we must continue to satisfy financial ratios and to comply with financial and other covenants in order to do so. If our revenues and cash flow do not meet expectations, we may lose our ability to borrow money. These same factors, as well as market conditions beyond our control, could make it difficult or impossible for us to sell stock as an alternative to borrowing.

Meeting payments on our large debt could be a burden to us

   Our high debt level makes us vulnerable to downturns in our operations. This high debt level requires us to use most of our cash flow to make interest and principal payments. If we do not generate sufficient cash flow through our operations to make interest and principal payments, we may be forced to sell debt or equity securities or to sell some of our core assets. This could be harmful to our business and to our securityholders. Market conditions or our own financial situation may require us to make these sales on unattractive terms.

Demand for tower space may be beyond our control

   Many of the factors affecting the demand for tower space, and therefore our cash flow, are beyond our control. Those factors include:

  .  consumer demand for wireless services,

  . the financial condition of wireless service providers and their preference for owning or leasing antenna sites,

  . the growth rate of wireless communications or of a particular wireless segment,

  . the number of wireless service providers in a particular segment, nationally or locally,

  .  governmental licensing of broadcast rights,

  .  zoning, environmental and other government regulations, and

  .  technological changes.

   Roaming and resale arrangements could also adversely affect demand. These arrangements enable a wireless service provider to serve customers outside its license area through agreements with other providers. Wireless service providers might consider roaming and resale arrangements preferable to leasing our antenna space.

New tower construction, particularly build-to-suit projects, involves uncontrollable risks and increasing competition

   Our increasing focus on major build-to-suit projects for wireless service providers entails several unique risks. First is our greater dependence on a single customer. Second, because of intense competition for these projects, we often grant the wireless service provider non-economic lease and control provisions more favorable than our general terms. Finally, although we have the benefit of an anchor tenant in build-to-suit projects, we may not be able to find a sufficient number of additional tenants. In fact, one reason wireless service providers may prefer build-to-suit arrangements is to share or escape the costs of an undesirable site. A site may be undesirable because it has high construction costs or may be considered a poor location by other providers.

   Our expanded construction activities also involve other substantial risks. These risks include:

  .  increasing our debt and the amount of payments on that debt,

  .  uncontrollable risks that could delay or increase the cost of a project,

  . increasing competition for construction sites and experienced tower construction companies, resulting in significantly higher costs and failure to meet time schedules,

  . failing to meet time schedules could result in our paying significant penalties to prospective tenants, particularly in build-to-suit situations, and

  . possible lack of sufficient experienced personnel to manage an expanded construction program.

   We cannot control the main factors that can prevent, delay or increase the cost of construction. These factors include:

  .  zoning and local permitting requirements,

  .  environmental group opposition,

  . availability of skilled construction personnel and construction equipment,

  .  adverse weather conditions, and

  .  federal regulations.

Our acquisition strategy involves increasing acquisition costs, high debt levels and potential management and integration issues

   Increased competition, which we believe will continue, has resulted in substantially higher acquisition costs, particularly for towers being sold by wireless service providers. These prices, in turn, result in high debt and debt service requirements. Equally important, the increased size of our acquisitions from wireless service providers could create certain problems we have not faced in the past. These include:

  .  dependence on a limited number of customers,

  . lease and control provisions more favorable to the wireless service provider than those we give our tenants generally,

  .  integration of major national networks into our operational systems,

  . demands on managerial personnel that could divert their attention from other aspects of our business, and

  . potential antitrust constraints, either in local markets or on a regional or national basis, that could impede future acquisitions or require selective divestitures at unfavorable prices.

   An additional risk is the acquisition of significant numbers of towers that may have limited marketing potential. For example, we expect that as many as 50% of the towers we will acquire from AT&T may not be marketable, at least in the near future, because of location.

Covenants in our credit facilities could impede our growth strategy and restrict our ability to pay interest on or redeem or repurchase the notes

   Our growth strategy may be impaired by restrictive covenants in our credit facilities. The most significant of these covenants impose limits on our aggregate borrowings, including in the case of the parent company the type and amount of borrowings. We are also required to meet certain financial ratios and comply with all of the financial and other covenants in order to borrow funds. Certain types of acquisitions and investments in other companies are limited. Events beyond our control may affect our ability to meet these requirements. If these covenants restrict our ability to borrow funds, acquisitions and construction will be impeded.

   Our credit facilities also restrict the ability of our subsidiaries to pay dividends or make other distributions to us and prohibit those dividends and other distributions during periods of default. Since we are a holding company, with no independent operations, we are dependent on our subsidiaries for funds to pay interest and principal on the notes. In addition, our credit facilities require us to invest 100% of all debt and equity offerings, public or private, in our borrower subsidiaries.

   Our existing credit facilities prohibit us from redeeming or repurchasing any of the notes for cash. This will probably require us to elect to repurchase the notes with Class A common stock on the repurchase dates and to obtain lender consent in order to repurchase notes upon any change in control.

We are dependent on key personnel and would be adversely affected if they leave

   The loss of our chief executive officer, Steven B. Dodge, and other executive officers has a greater likelihood of having a material adverse effect upon us than it would on most other companies of our size. Our growth strategy is highly dependent on the efforts of Mr. Dodge and our other executive officers. Our ability to raise capital is dependent in part on the reputation of Mr. Dodge. You should be aware that we have not entered into employment agreements with Mr. Dodge or most of our other executive officers. We may not be able to retain our executive officers, including those with employment agreements, or other key personnel or prevent them from competing with us if they leave.

Expanding operations into foreign countries could create certain operational and financial risks

   Our recent expansion into Canada and Mexico, and other possible foreign operations in the future, could result in adverse financial consequences and operational problems not experienced in the United States. We have made a substantial loan to a Mexican company and are committed to construct a sizable number of towers in that country. We have also committed to invest in a Canadian joint venture that intends to acquire and construct towers in that country. We may also, in the future, engage in comparable transactions in other countries. Among the risks of foreign operations are governmental expropriation and regulation, inability to repatriate earnings or other funds, currency fluctuations, difficulty in recruiting trained personnel, and language and cultural differences that could impair management control and operations.

New technologies could make our tower antenna leasing services less desirable to potential tenants

   Mobile satellite systems and other new technologies could compete with land-based wireless communications systems, thereby reducing the demand for tower lease space and other services we provide. The FCC has granted license applications for several low-earth orbiting satellite systems that are intended to provide mobile voice or data services. In addition, the emergence of new technologies could reduce the need for tower-based transmission and reception and have an adverse affect on our operations.

   The development and implementation of signal combining technologies, which permit one antenna to service two different transmission frequencies and, thereby, two customers, may reduce the need for tower-based broadcast transmission and hence demand for our antenna space. The growth in delivery of video services by direct broadcast satellites could also adversely affect demand for our antenna space.

Demand for teleport services is subject to technological, competitive and regulatory factors beyond our control

   Demand for teleport services by its primary historical base of video customers has been diverted to fiber optic transmission services in some instances. Teleport transmission services for Internet-related entities, however, have increased. Revenues from these new technologies may not continue to grow and may decline if other forms of transmission, fiber optic or otherwise, are introduced. In addition, our teleport satellite operations are dependent upon maintaining valid FCC licensing.

We could be harmed if perceived health risks from radio emissions are substantiated

   If a connection between radio emissions and possible negative health effects, including cancer, were established, we would be materially and adversely affected. The results of several substantial studies by the scientific community in recent years have been inconclusive. We and the lessees of antenna sites on our towers are subject to government regulations relating to radio frequency emissions. We do not maintain any significant insurance with respect to these matters.

Pro forma financial information is based on estimates and assumptions and may not be indicative of actual future results

   Our actual future results could vary materially and adversely from those reflected in the pro forma financial information we have incorporated by reference in this prospectus. That information is based upon a number of assumptions we believe to be reasonable. However, our two most significant acquisitions, the AirTouch and AT&T transactions, do not involve the acquisition of businesses. The towers involved in those acquisitions were operated as part of the wireless service divisions of AirTouch and AT&T. Those companies did not maintain separate financial records or prepare financial statements for the operation of those towers. We have, however, compiled certain revenue and expense data of those towers in the pro forma information. In the case of certain expenses, we have estimated amounts based on our own experience with comparable towers. Neither our auditors, AirTouch's auditors, AT&T's auditors nor the initial purchasers have expressed any opinion or provided any form of assurance with respect to AirTouch's or AT&T's historical data presented in the unaudited pro forma financial information.

We could have liability under environmental laws

   Under various federal, state and local environmental laws, we, as an owner, lessee or operator of real estate, may be liable for the substantive costs of remediating soil and groundwater contaminated by hazardous wastes. Some of these laws may impose responsibility and liability on us even if we did not cause the contamination or even know about it. Almost all of the towers we own and operate, other than rooftop towers, are located on parcels of land, which could result in substantial environmental liability. Our liability often will continue even if we sell the property.

The notes will effectively rank junior to secured debt under our credit facilities

   Our payment of principal and interest on the notes will effectively rank junior to all existing and future debt under our credit facilities. This is so because the debt under our credit facilities is issued or guaranteed by our subsidiaries and secured by their assets. The notes will also effectively rank junior to all other existing and future debt of our subsidiaries. We have also guaranteed that debt and secured our guaranty with our assets, including the stock of our subsidiaries. As a result, in the event of our insolvency, liquidation or reorganization, or should any of that debt be accelerated because of a default, we must pay that debt in full before we can make any payment on the notes.

There may not be any trading market for the notes

   No existing trading market for the notes exists and one may never develop. Accordingly, you may not be able to sell your notes or sell them at an acceptable price. If a market were to develop, the notes could trade at prices that may be higher or lower than your purchase price depending on many factors, including prevailing interest rates, the market price of the Class A common stock, our operating results and the market for similar securities. We do not intend to list the notes on any securities exchange or to seek approval for quotation through any automated quotation system. The initial purchasers of the notes have advised us that they currently intend to make a market in the notes. They are not, however, obligated to do so and may discontinue market making at any time. Therefore, any liquidity may disappear and the notes may not be readily marketable.

Control by our principal stockholders could deter mergers where you could get more than current market price for your stock

   Control by Mr. Dodge and others may have the effect of discouraging a merger or other takeover of our company in which holders of Class A common stock may be paid a premium for their shares over then-current market prices. Mr. Dodge, together with a limited number of our directors, may be able to control or block the vote on mergers and other matters submitted to the common stockholders. On May 1, 2000, our directors and executive officers, together with their affiliates, owned beneficially, within the meaning of applicable SEC regulations, approximately 44.5% of the combined voting power of the common stock. On that date, Mr. Dodge, together with his affiliates, owned beneficially approximately 28.88% of the combined voting power.

Our common stock does not pay dividends

   We have never paid a dividend on our common stock and do not expect to pay cash dividends in the foreseeable future. In addition, our credit facilities effectively restrict the payment of cash dividends or other distributions and the repurchase, redemption or other acquisition of our equity securities.

Our forward-looking statements could prove to be wrong and we might suffer a material adverse effect

   Our forward-looking statements are subject to risks and uncertainties. You should note that many factors, some of which are discussed in this section or elsewhere in this prospectus or in the documents we have incorporated by reference, could affect us in the future and could cause our results to differ materially from those expressed in our forward-looking statements. Forward-looking statements include those regarding our goals, beliefs, plans or current expectations and other statements regarding matters that are not historical facts. For example, when we use the words believe, expect, anticipate or similar expressions, we are making forward-looking statements. Forward-looking statements include statements concerning:

  .  the outcome of our growth strategy,

  .  future results of operations,

  .  liquidity and capital expenditures,

  .  construction and acquisition activities,

  . debt levels and the ability to obtain financing and make payments on our debt,

  . regulatory developments and competitive conditions in the communications site and wireless carrier industries,

  . projected growth of the wireless communications and wireless carrier industries,

  .  dependence on demand for satellites for internet data transmission, and

  .  general economic conditions.

   We are not required to release publicly the results of any revisions to these forward-looking statements we may make to reflect future events or circumstances.

                       MARKET PRICES AND DIVIDEND POLICY

Market Price Data

   On February 27, 1998, our Class A common stock commenced trading on a "when-issued" basis on the inter-dealer bulletin board of the over-the-counter market. Our Class A common stock commenced trading on the NYSE on June 5, 1998 (the day after we separated from American Radio). The following table presents reported high and low sale prices of our Class A common stock in the over-the-counter market or on the Composite Tape of the NYSE.

                                1998                            High     Low
                                ----                           ------- -------
      Quarter Ended March 31 (commencing February 27, 1998)... $20.25  $15.50
      Quarter Ended June 30...................................  26.125  18.75
      Quarter Ended September 30..............................  28.625  14.375
      Quarter Ended December 31...............................  29.625  13.25

                                1999
                                ----
      Quarter Ended March 31..................................  30.25   20.50
      Quarter Ended June 30...................................  26.875  20.50
      Quarter Ended September 30..............................  26.00   19.50
      Quarter Ended December 31...............................  33.25   17.125

                                2000
                                ----
      Quarter Ended March 31..................................  55.00   28.563
      Quarter Ended June 30 (through May 17)..................  50.438  37.50

   The outstanding shares of common stock and number of registered holders as of May 1, 2000 were as follows:

                                                              Class
                                                 -------------------------------
                                                      A          B         C
                                                 ----------- --------- ---------
      Outstanding shares........................ 147,538,201 8,346,755 2,422,804
      Registered holders........................         555        64         1

Dividends

   We have never paid a dividend on any class of common stock. We anticipate that we will retain future earnings, if any, to fund the development and growth of our business. We do not anticipate paying cash dividends on shares of common stock in the foreseeable future. Our credit facilities restrict the payment of cash dividends by our subsidiaries. See "Description of Capital Stock--Dividend Restrictions" on page 32.

                                 CAPITALIZATION

   The historical column in the following table shows our actual capitalization as of December 31, 1999. The pro forma column shows our capitalization as adjusted to give effect of the AirTouch and AT&T transactions, the UNIsite merger and the February 2000 notes placement, the only pro forma transactions not then completed. We believe the assumptions used provide a reasonable basis on which to present our pro forma capitalization. You should read the capitalization table below in conjunction with our historical and pro forma financial statements incorporated by reference. We have provided the capitalization table below for informational purposes only. It is not necessarily indicative of our capitalization or financial condition had we consummated the pro forma transactions on December 31, 1999 or of our future capitalization or financial condition.

                                                           December 31, 1999
                                                            (in thousands)
                                                         ----------------------
                                                         Historical  Pro Forma
                                                         ----------  ----------
Cash and cash equivalents............................... $   25,212  $   27,499
                                                         ==========  ==========
Long-term debt, including current portion(1):
  Borrowings under the credit facilities................ $   90,000  $  716,500
  Convertible notes, net of discount....................    602,259   1,052,259
  Other long-term debt..................................     48,563     103,712
                                                         ----------  ----------
    Total long-term debt................................    740,822   1,872,471
                                                         ----------  ----------
Stockholders' equity(2):
Common Stock(3)
  Class A common stock..................................      1,450       1,450
  Class B common stock..................................         84          84
  Class C common stock..................................         24          24
Additional paid-in capital..............................  2,245,482   2,290,982
Accumulated deficit.....................................   (100,429)   (100,429)
Treasury stock..........................................     (1,528)     (1,528)
                                                         ----------  ----------
    Total stockholders' equity..........................  2,145,083   2,190,583
                                                         ----------  ----------
    Total capitalization................................ $2,885,905  $4,063,054
                                                         ==========  ==========

---------------------
(1) For additional information, see our 1999 annual report on form 10-K and our current report on Form 8-K dated March 30, 2000. We expect to require approximately $80.0 million of additional debt to finance pending transactions not included in the pro forma transactions. Pro forma information does not give effect to the repurchase of the UNIsite notes pursuant to a tender offer in February 2000. See "Description of Certain Indebtedness" on page 28 for additional information regarding the components and terms of the major components of our long-term debt.
(2) Consists of (a) preferred stock, par value $.01 per share, 20,000,000 authorized shares, none issued or outstanding; (b) Class A common stock, par value $.01 per share, 500,000,000 authorized shares; shares issued and outstanding: 144,965,623 (historical and pro forma); (c) Class B common stock, par value $.01 per share, 50,000,000 authorized shares; shares issued and outstanding: 8,387,910 (historical and pro forma); and (d) Class C common stock, par value $.01 per share, 10,000,000 authorized shares; shares issued and outstanding: 2,422,804 (historical and pro forma).
(3) The number of outstanding shares does not include: (a) shares of Class A common stock issuable upon conversion of Class B common stock or Class C common stock, (b) shares issuable upon exercise of options to purchase an aggregate of 16,717,242 shares of common stock, (c) shares issuable pursuant to pending mergers and acquisitions (other than those included in pro forma transactions), (d) 24,797,690 shares of Class A common stock issuable upon conversion of convertible notes issued in October 1999, (e) 3,000,000 shares of Class A common stock issuable upon exercise of warrants issued in the AirTouch transaction, or (f) 8,737,864 shares of Class A common stock issuable upon conversion of the notes.

                            DESCRIPTION OF THE NOTES

   The notes were issued under an indenture, dated as of February 15, 2000, between us and The Bank of New York, as trustee. The following statements are subject to the detailed provisions of the indenture and are qualified in their entirety by reference to it. We have filed a copy of the indenture as an exhibit to the registration statement of which this prospectus is a part. Wherever particular provisions of the indenture are referred to, we incorporate those provisions by reference as a part of the statements made. We qualify the statements in their entirety by that reference. We use certain terms defined in the indenture in this section without definitions.

General

   The notes represent our unsecured general obligations, convertible into Class A common stock as described under "--Conversion" immediately below. The principal amount of the notes is $450,000,000. Notes may be in fully registered form only in denominations of $1,000 or any multiple thereof. The notes mature on February 15, 2010, unless we redeem them or you convert them earlier.

   The indenture does not contain any restrictions on the payment of dividends, the incurrence of debt or the repurchase of our equity securities or any financial covenants.

   The notes bear interest at the annual rate set forth on the cover page of this prospectus from their issue date. Interest is payable semiannually on February 15 and August 15 of each year, commencing on August 15, 2000, to holders of record at the close of business on the preceding January 31 and July
31. We may pay interest by mailing a check to holders.

   We will make payment of principal and any premium, and you may present the notes for conversion, registration of transfer and exchange, without service charge, at the office of our paying agent, initially the trustee, in New York, and at the corporate trust office of the trustee in New York.

Conversion

   You will be entitled to convert your notes, in denominations of $1,000 principal amount or multiples thereof, at any time, into shares of Class A common stock. You determine the number of shares of Class A common stock issuable upon conversion by dividing the principal amount of the notes you surrender for conversion by the conversion price. The conversion price is shown on the cover of this prospectus.

   Upon conversion, you will not be entitled to any payment or adjustment on account of accrued and unpaid interest on notes. Our delivery to you of the fixed number of shares of Class A common stock into which the note is convertible, together with cash in lieu of any fractional share, will be deemed to satisfy our obligation to pay principal and accrued interest on the notes to the date of conversion. Accrued interest is deemed to be paid in full rather than canceled, extinguished or forfeited.

   If you surrender notes for conversion during the period after any interest record date and prior to the corresponding interest payment date, you must pay us the interest payable on those notes, unless they have been called for redemption on a redemption date within the period or on the interest payment date. You may not convert notes called for redemption after the close of business on the business day preceding the date fixed for redemption, unless we default in payment of the redemption price. We will not issue fractional shares of Class A common stock on a conversion. Rather, we will pay the converting holder cash equal to the fair market value of the fractional interest, unless cash payment is prohibited by our indebtedness. In that case we will issue fractional shares.

   With respect to the notes that are no longer restricted securities on the conversion date, shares of Class A common stock issued on conversion of notes will be freely transferable without restriction under the Securities Act, other than by our affiliates. Those shares will be eligible for receipt on global form through the facilities of the Depositary.

   The initial conversion price per share of Class A common stock is subject to adjustment in certain events, including upon the occurrence of an adjustment event. We use the term adjustment event to mean:

  . the issuance of Class A common stock as a dividend or distribution on Class A common stock,

  .  certain subdivisions and combinations of the Class A common stock,

  . the issuance to all holders of Class A common stock of certain rights or warrants to purchase Class A common stock, and

  . the distribution to all holders of Class A common stock of shares of our capital stock (other than Class A common stock), evidences of our indebtedness or other assets, including securities. Excluded from the foregoing are shares of Class A common stock and rights, warrants, dividends and distributions referred to above and dividends and distributions in connection with our liquidation or paid in cash.

   To the extent permitted by law, we may reduce the conversion price by any amount for any period of at least 20 days if our board of directors determines that the reduction would be in our best interests. We may also reduce the conversion price as our board of directors deems advisable to avoid or diminish any income tax to holders of Class A common stock resulting from any dividend or distribution of stock, or rights to acquire stock, or from any event so treated for income tax purposes. See "Certain Federal Income Tax Consequences-- Tax Consequences for U.S. Holders--Potential Distributions Resulting from Adjustment of Conversion Price" on page 37.

   If a reorganization event occurs, you will have the right to convert notes only into the kind and amount of the securities, cash or other property you would have received had you converted your notes immediately prior to the reorganization event. We use the term reorganization event to mean:

  . any recapitalization or reclassification of shares of Class A common stock, other than changes involving par value, or as a result of a subdivision or combination of the Class A common stock,

  . any consolidation or merger involving our company, other than one that does not result in a reclassification, conversion, exchange or cancellation of Class A common stock,

  .  any sale or transfer of all or substantially all of our assets, or

  . any compulsory share exchange pursuant to which holders of Class A common stock will be entitled to receive other securities, cash or other property.

   Any company that succeeds to us or acquires our assets will be required to provide in its governing documents the foregoing right and also to provide for other rights essentially equivalent to those described under this "-- Conversion" heading.

Payment of Excess Cash Dividends

   If we declare and pay excess cash dividends on the Class A common stock, we will pay you an amount equal to the excess, based on the number of shares of Class A common stock that you would have received had you converted all of your notes, unless you convert and receive those dividends as a holder of Class A common stock. We use the term excess cash dividends to mean cash dividends in an annualized amount per share that exceeds the greater of

  . the annualized amount per share of the immediately preceding cash dividend on the Class A common stock, appropriately adjusted for anti-dilution type events, and

  . 15% of the last sale price of the Class A common stock as of the trading day immediately preceding the declaration date of that dividend.

   Our credit facilities effectively restrict us from paying dividends or making excess cash dividend payments on the notes.

Change in Control

   If we experience a change in control, then you will have the right to require us to repurchase for cash all or a portion of your notes. The repurchase price of the notes is equal to the principal amount of the notes, plus accrued and unpaid interest, through the day prior to repurchase. The repurchase day is 45 days after notice to you. This right to require us to repurchase the notes will exist upon the occurrence of any change in control whether or not our management has approved the relevant transaction. Your exercise of this right will be irrevocable. We must obtain lender approval under our credit facilities in order to make any change in control payments before July 1, 2008. We may not be able to obtain that approval.

   Your right to require us to repurchase the notes upon a change in control will not apply if either:

  . the last sale price of the Class A common stock for five of the ten trading days before the date of the change in control equals or exceeds 105% of the conversion price, or

  . the consideration paid for the Class A common stock in a transaction constituting the change in control consists of cash, securities that are traded on a national securities exchange or quoted on the National Association of Securities Dealers Automated Quotation System or the Nasdaq National Market, or a combination of cash and those securities, and the aggregate fair market value of that consideration is a least 105% of the conversion price in effect immediately before the closing of that transaction.

   The existence of the right to require us to repurchase the notes upon a change in control may deter certain mergers, tender offers or other takeover attempts and may thereby adversely affect the market price of the Class A common stock.

   By a change in control we mean:

  . any person or group, other than a permitted owner, acquires direct or indirect beneficial ownership of shares of our capital stock sufficient to entitle that person or group to exercise more than 50% of the total voting power of all classes of our capital stock entitled to vote generally in elections of directors. An acquisition could occur by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise, or

  . we sell, lease, exchange or otherwise transfer, in one transaction or a series of related transactions, all or substantially all of our assets to any person or group, other than to a permitted owner.

   However, a transaction of a type described above that results in the Class A common stock no longer being listed on a stock exchange or traded on the Nasdaq National Market would also be treated as a change in control even if a permitted owner were involved.

   We use a permitted owner to mean one or more of our principal stockholders or any person employed by us in a management capacity as of February 9, 2000, or any group of which any of them is a member. We use the terms person and group as those terms are used in Section 13(d)(3) or 14(d)(2) of the Exchange Act. Principal stockholders means Steven B. Dodge, Thomas H. Stoner, Hicks, Muse, Tate & Furst Incorporated, Cox Telecom Towers, Inc. and Clear Channel Communications, Inc. and include their affiliates.

Optional Redemption

   We may not redeem the notes prior to February 20, 2003. On or after that date, at our option, we may redeem the notes, in whole or in part, at the following redemption prices, expressed as a percentage of the principal amount. We are required to pay any accrued and unpaid interest upon redemption. We must give holders at least 20 and not more than 60 calendar days' notice of the redemption date.

                                                                      Redemption
   Twelve Months (or shorter period) commencing                         Price
   --------------------------------------------                       ----------
   February 20, 2003.................................................  102.50%
   February 15, 2004.................................................  101.67%
   February 15, 2005.................................................  100.83%
   February 15, 2006 and thereafter..................................  100.00%

Repurchase of Notes at the Option of the Holder

   On February 20, 2007, you have the right to require us to repurchase any outstanding notes if certain conditions are met. The repurchase price of a note will be equal to its principal amount together with accrued and unpaid interest through the repurchase date. We may, at our option, elect to pay the repurchase price in cash or shares of Class A common stock, or any combination thereof. If you desire us to repurchase your notes, you must give, and not withdraw, a written repurchase notice to the trustee at any time during the 20 business days prior to and including February 20, 2007.

   We will be required to give notice to you on a date not less than 20 business days prior to February 20, 2007 stating, among other things:

  . what portion of the notes we will repurchase for cash and what portion for Class A common stock,

  . if we elect to use Class A common stock, how we must calculate its value, and

  . the procedures that you must follow to require us to purchase notes from you.

  If you elect to require us to purchase notes, the repurchase notice given by you shall state:

  .  the notes to be delivered by you for purchase by us,

  . the portion of the principal amount of notes to be purchased; this portion must be $1,000 principal amount or an integral multiple of $1,000, and

  . that the notes are to be purchased by us pursuant to the applicable provisions of the notes.

   If we elect to pay any portion of the repurchase price in Class A common stock, but the repurchase price is ultimately to be paid entirely in cash because the conditions to payment in Class A common stock are not satisfied, the repurchase notice shall also state whether you elect: (a) to withdraw your repurchase notice as to any of the notes, or (b) to receive cash. If you fail to make an election, you will be deemed to have elected to receive cash in respect of the entire repurchase price.

   You may withdraw any repurchase notice by a written notice of withdrawal delivered to the trustee prior to 10:00 a.m. on the repurchase date. The notice of withdrawal must state the principal amount, and the certificate numbers, of the notes as to which the withdrawal notice relates and the principal amount, if any, that remains subject to the repurchase notice.

   If we elect to pay any portion of the repurchase price in shares of Class A common stock, we will determine the number of shares of Class A common stock to be delivered by dividing that portion by the market price of a share of Class A common stock. Our credit facilities require us to make the entire payment in Class A common stock.

   By market price we mean, in effect, the average of the sale prices of the Class A common stock for the five trading day period ending on the third business day prior to the repurchase date, appropriately adjusted to take into account the occurrence of certain events that would result in an adjustment of the conversion price. Sales price will be determined under the terms of the indenture.

   Because we will determine the market price of the Class A common stock prior to the applicable repurchase date, you will bear the market risk with respect to the value of the Class A common stock to be received from the date of determination to the repurchase date.

   Our right to repurchase notes with Class A common stock is subject to our satisfying various conditions, including:

  . the registration of the Class A common stock under the Securities Act and the Exchange Act, if required, and

  . any necessary qualification or registration under applicable state securities law or the availability of an exemption from that qualification and registration.

   When we determine the actual number of shares of Class A common stock in accordance with the foregoing provisions, we will publish that information in a daily newspaper of national circulation.

   If the foregoing conditions are not satisfied, we will pay you the repurchase price of your tendered notes entirely in cash. We may not change the form of consideration to be paid once we have given you the notice, except as described in the prior sentence.

   We will comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable and will file Schedule TO or any other schedule required under those rules in connection with any offer by us to purchase notes at the option of holders.

   We may not purchase notes for cash at your option if an event of default continues with respect to the notes described under "--Events of Default and Remedies" immediately below, other than a default in the payment of the repurchase price with respect to the notes.

   Payment of the repurchase price for a note for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the trustee at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date or the delivery of the note. If the trustee holds money or securities sufficient to pay the repurchase price of the note, then, immediately after the repurchase date, the note will cease to be outstanding and interest will cease to accrue, whether or not you deliver the note to the trustee. In that event, all of your other rights shall terminate, other than the right to receive the repurchase price upon delivery of your note.

   Our ability to redeem notes and to repurchase notes upon a change in control or at your option, as described in the three preceding sections, is restricted under the terms of our credit facilities and is effectively prohibited during the existence of a default under them. See "Description of Certain Indebtedness" on page 28.

Events of Default and Remedies

   An event of default is defined in the indenture as being any of the following:

  . our default in payment of the principal amount at maturity, repurchase price, optional redemption price or any change in control repurchase price when due, upon maturity, acceleration, redemption or otherwise, on any of the notes,

  . our default for 30 days in payment of any installment of interest on the notes,

  . our default for 60 days after notice in the observance or performance of any other covenants in the indenture, and

  .  certain events involving our bankruptcy, insolvency or reorganization.

   The indenture provides that if any event of default exists, the trustee or the holders of not less than 25% in principal amount of the notes then outstanding may declare the principal amount of all notes to be due and payable immediately. However, if we cure all defaults, except the nonpayment of principal and interest with respect to any notes that become due by acceleration, and certain other conditions are met, the holders of a majority in principal amount of the notes then outstanding may rescind that acceleration. Holders may similarly waive past defaults.

   The holders of a majority in principal amount of the notes then outstanding have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee, subject to certain limitations specified in the indenture.

   The indenture provides that the trustee shall give notice to the holders of notes of any default, except in payment of principal or interest with respect to the notes if the trustee, in good faith, considers it in the interest of the note holders to refrain from giving notice.

Modification of the Indenture

   The indenture contains provisions permitting us and the trustee, with the consent of the holders of not less than a majority in principal amount of the notes at the time outstanding, to modify the indenture and the rights of the note holders. However, without the consent of each note holder so affected, we cannot make any modification that will:

  .  extend the final maturity of any notes,

  .  reduce the rate or extend the time for payment of interest,

  .  reduce the principal amount or any premium,

  . change the provisions for redemption at the option of the holders in a manner adverse to the holders,

  . impair or affect the right of a holder to institute suit for the payment of principal, interest or any premium,

  .  change the currency in which the notes are payable,

  .  impair the right to convert the notes into Class A common stock, or

  . reduce the percentage of notes, the consent of the holders of which is required for any modification.

Global Note, Book-Entry Form

   The notes will be represented by global notes, except as set forth under "-- Certificated Notes" on page 27. The global notes will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as DTC's nominee. Beneficial interests in the global notes will be exchangeable for definitive certificated notes only in accordance with the terms of the indenture.

   DTC is a limited-purpose trust company organized under the New York Banking Law, a banking organization within the meaning of the New York Banking Law, a member of the Federal Reserve System, a clearing corporation within the meaning of the New York Uniform Commercial Code, and a clearing agency registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the NYSE, the American Stock Exchange, Inc. and the NASD. Access to DTC's system is also available to others including securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

   Purchases of interests in global notes under DTC's system must be made by or through direct participants, which will receive a credit for the interest in the global notes on DTC's records. The ownership interest of each actual purchaser of each interest in the global notes (we call it the beneficial owner) is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the global notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in global notes, except in the event that use of the book-entry system for one or more global notes is discontinued.

   To facilitate subsequent transfers, all global notes deposited by participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of global notes with DTC and their registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the global notes. DTC's records reflect only the identity of the direct participants to whose accounts those global notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

   Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any applicable statutory or regulatory requirements.

   Redemption notices will be sent to Cede & Co. If less than all of the global notes are being redeemed, and unless otherwise notified by either us or the trustee, DTC's practice is to determine by lot the amount of the interest of each direct participant in the notes to be redeemed.

   Neither DTC nor Cede & Co. will consent or vote with respect to global notes. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the global notes are credited on the record date. This is identified in a listing attached to the omnibus proxy.

   Payment of interest on and the redemption price of the global notes will be made to DTC. DTC's practice is to credit direct participants' accounts on the payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices as is the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of that participant and not of DTC, any agents or us. The foregoing is subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of interest on and the redemption price of the global notes to DTC is our responsibility. Disbursement of payments to direct participants will be the responsibility of DTC. Disbursement of payments to the beneficial owners will be the responsibility of direct and indirect participants.

   A beneficial owner must give notice to elect to have its interest in the global notes purchased or tendered, through its participant, to the paying agent, and must effect delivery of this interest by causing the direct participant to transfer the participant's interest in the global notes, on DTC's records, to the paying agent. The requirement for physical delivery of global notes in connection with a demand for purchase of a mandatory purchase will be deemed satisfied when the ownership rights in the global notes are transferred by direct participants on DTC's records.

   DTC may discontinue providing its services as securities depositary with respect to the global notes at any time by giving reasonable notice to us or to our agents. Under these circumstances, or if DTC is at any time unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause notes to be issued in definitive form in exchange for the global notes.

   According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind. The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy.

   Neither we, the trustee, any paying agent nor the registrar for the notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest in a global security or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

Certificated Notes

   The notes represented by the global securities are exchangeable for certificated notes in definitive form and of like tenor if:

  . DTC notifies us that it is unwilling or unable to continue as depositary for the global securities and a successor is not appointed within 90 days or if at any time DTC ceases to be a clearing agency registered under the Exchange Act,

  .  an event of default has occurred and is continuing, or

  . we, in our discretion and at any time, determine not to have all of the notes represented by the global securities.

   Any notes that are exchangeable pursuant to the preceding sentence are exchangeable for certificated notes issuable in authorized denominations and registered in those names as DTC shall direct. Subject to the foregoing, the global securities are not exchangeable, except for global securities of the same aggregate denominations to be registered in the name of DTC or its nominee.

Concerning the Trustee

   The Bank of New York is a lender under our credit facilities and may provide other commercial banking services to us in the future.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

Credit Facilities

   The description below summarizes the more important terms of our borrowing arrangements, which we refer to as the credit facilities. We have filed copies of the loan agreement governing the credit facilities with the SEC as an exhibit to the registration statement of which this prospectus is a part. You should refer to that agreement for the complete terms of the credit facilities. Capitalized words used in the description below have specialized meanings defined in that agreement.

   Several of our principal operating subsidiaries have borrowed and expect to continue to borrow under the credit facilities. We refer to those borrowers collectively as the borrower subsidiaries. The credit facilities provide for up to $2.0 billion of loans, the funding of which has been committed to by the lenders. The credit facilities also contemplate possible additional borrowings of up to $500.0 million, although the lenders are not committed to fund those borrowings. Borrowings under the credit facilities are limited by (a) the cash flow of the borrower subsidiaries and the Restricted Subsidiaries, (b) their construction costs of Developing Towers, and (c) the aggregate number of Developing Towers and AirTouch towers we acquire.

   The credit facility is made up of three separate types of loans:

  . a $650.0 million reducing revolving credit facility maturing on June 30, 2007,

  .  a $850.0 million multiple-draw term loan maturing on June 30, 2007, and

  .  a $500.0 million term loan maturing on December 31, 2007.

   We are required to reduce the revolving credit commitments and to amortize the term loans quarterly, commencing March 31, 2003, in increasing amounts designed to repay the loans by maturity. We are also required to repay the loans, and reduce the commitments, out of the proceeds of asset sales and sales of equity or debt securities, by us or our subsidiaries, and out of cash flow. We can repay the loans voluntarily at any time, without penalty. As of March 31, 2000, the $500.0 million term loan, $230.0 million of the multiple draw term loans and $35.0 million of the reducing revolving loan were outstanding. The lenders waived the requirement of a reduction of the commitments in connection with our repayment of loans out of the net proceeds of the notes.

   We may incur indebtedness under the credit facilities for acquisitions, construction and other capital expenditures, working capital and general corporate purposes.

   The credit facilities require the maintenance of the following ratios:

  . Total Debt to Annualized Operating Cash Flow of not more than 7.75:1 declining in stages to 4.00:1 by January 1, 2004 and thereafter,

  . Annualized Operating Cash Flow to Interest Expense of not less than 1.25:1 increasing in stages to 3.00:1 by January 1, 2004 and thereafter,

  . Annualized Operating Cash Flow to Pro Forma Debt Service of not less than 1.10:1, and

  .  Annualized Operating Cash Flow to Fixed Charges of not less than 1.00:1.

   The credit facilities contain certain financial and operational covenants and other restrictions with which the borrower subsidiaries and the Restricted Subsidiaries must comply, whether or not there are any borrowings outstanding. These include restrictions on certain types of acquisitions, other than towers and communications sites, indebtedness, liens, capital expenditures, investments in Unrestricted Subsidiaries, and the ability of the borrower subsidiaries and the Restricted Subsidiaries to pay dividends or make other distributions.

   The credit facilities include two events of default that restrict the parent company:

  . it cannot have any Indebtedness for Money Borrowed outstanding other than (a) the convertible notes issued in October 1999, (b) the notes and
     (c) other Indebtedness for Money Borrowed in an aggregate amount not to exceed $500.0 million and containing certain terms, and

  . it is required to invest the net cash proceeds of any issue of Capital Stock (other than pursuant to permitted acquisitions and up to $2.0 million under stock option plans) or Indebtedness as equity in the borrower subsidiaries.

   Our permitted Indebtedness for Money Borrowed must (a) be unsecured, (b) have no scheduled payments of principal prior to June 30, 2008, (c) have no required cash payments of interest and (d) have other terms and conditions reasonably satisfactory to the Majority Lenders.

   We and the Restricted Subsidiaries have guaranteed all of the loans. We have secured the loans by liens on substantially all assets of the borrower subsidiaries and the Restricted Subsidiaries and all outstanding capital stock and other debt and equity interests of our direct and indirect subsidiaries.

Convertible Notes Issued in October 1999

   In October 1999, we issued 6.25% Convertible Notes due 2009 in an aggregate principal amount of $300.0 million and 2.25% Convertible Notes due 2009 at an issue price of $300.1 million, representing 70.52% of their principal amount at maturity of $425.5 million. We will accrete each year as interest expense in our financial statements the difference between the issue price and the principal amount at maturity of the 2.25% notes. The 6.25% notes are convertible into shares of Class A common stock at a conversion price of $24.40 per share. The 2.25% notes are convertible into shares of Class A common stock at a conversion price of $24.00 per share.

   We may not redeem the 6.25% notes prior to October 22, 2002. Thereafter, we may redeem those notes, at our option, in whole or in part at a redemption price initially of 103.125% of the principal amount. The redemption price declines ratably immediately after October 15 of each following year to 100% of the principal amount in 2005. We may not redeem the 2.25% notes prior to October 22, 2003. Thereafter, we may redeem those notes, at our option, in whole or in part at increasing redemption prices designed to reflect the accrued original issue discount. We are also required to pay accrued and unpaid interest in all redemptions of either series of notes.

   Holders may require us to repurchase all or any of their 6.25% notes on October 22, 2006 at their principal amount, together with accrued and unpaid interest. Holders may require us to repurchase all or any of their 2.25% notes on October 22, 2003 at $802.93, which is those notes' issue price plus accreted original issue discount, together with accrued and unpaid interest. We may, at our option, elect to pay the repurchase price of each series in cash or shares of Class A common stock, or any combination thereof. Our credit facilities restrict our ability to repurchase these notes for cash.

   The indentures under which these notes are outstanding do not contain any restrictions on the payment of dividends, the incurrence of debt or liens or the repurchase of our equity securities or any financial covenants. Neither series of notes is entitled to the benefit of any sinking fund. The 6.25% notes and the 2.25% notes rank equally with the notes.

                          DESCRIPTION OF CAPITAL STOCK

   The description below summarizes the more important terms of our capital stock. Because this section is a summary, it does not describe every aspect of the capital stock. This summary is subject to and qualified in its entirety by reference to the provisions of our restated certificate of incorporation, as amended. We refer to it as the restated certificate. We have filed a copy of the restated certificate as an exhibit to the registration statement of which this prospectus is a part. Wherever particular defined terms or provisions of the restated certificate are referred to, those terms and provisions by reference as a part of the statements made. We qualify the statements in their entirety by that reference.

General

   Our authorized capital stock consists of 20,000,000 shares of preferred stock, $.01 par value per share, 500,000,000 shares of Class A common stock, $.01 par value per share, 50,000,000 shares of Class B common stock, $.01 par value per share, and 10,000,000 shares of Class C common stock, $.01 par value per share. The number of outstanding shares of common stock as of May 1, 2000 is shown on page 18.

Preferred Stock

   General. Our board of directors will determine the designations, preferences, limitations and relative rights of the 20,000,000 authorized and unissued shares of preferred stock, including:

  . the distinctive designation of each series and the number of shares that will constitute the series,

  .  the voting rights, if any, of shares of the series,

  . the dividend rate on the shares of the series, any restriction, limitation or condition upon the payment of the dividends, whether dividends will be cumulative, and the dates on which dividends are payable,

  . if the shares are redeemable, the prices at which, and the terms and conditions on which, the shares of the series may be redeemed,

  . the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of the series,

  . any preferential amount payable upon shares of the series upon our liquidation or the distribution of our assets,

  . if the shares are convertible, the price or rates of conversion at which, and the terms and conditions on which, the shares of the series may be converted into other securities, and

  . whether the series can be exchanged, at our option, into debt securities, and the terms and conditions of any permitted exchange.

   The issuance of preferred stock, or the issuance of rights to purchase preferred stock, could discourage an unsolicited acquisition proposal.

Common Stock

   Dividends. Holders of record of shares of common stock on the record date fixed by our board of directors are entitled to receive dividends as declared by our board of directors out of funds legally available for the purpose. No dividends may be declared or paid in cash or property on any share of any class of common stock, however, unless simultaneously the same dividend is declared or paid on each share of the other classes of common stock. Dividends in the form of shares of stock of any company, including our company or any of our subsidiaries, are excepted from that requirement. In that case, the shares may differ as to voting rights to the extent that voting rights then differ among the different classes of common stock. In the case of any dividend payable in shares of common stock, holders of each class of common stock are entitled to receive the same percentage dividend, payable in shares of that class, as the holders of each other class. Dividends and other distributions on common stock are also subject to the rights of holders of any series of preferred stock or debt that may be outstanding from time to time. See "--Dividend Restrictions" on page 32.

   Voting Rights. Holders of shares of Class A common stock and Class B common stock have the exclusive voting rights and will vote as a single class on all matters submitted to a vote of the stockholders. The foregoing is subject to the requirements of Delaware corporate law, special provisions governing election of directors and the rights of holders of any series of preferred stock that may be outstanding from time to time. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. The holders of the Class A common stock, voting as a separate class, have the right to elect two independent directors. The Class C common stock is nonvoting except as otherwise required by Delaware corporate law.

   Delaware corporate law requires the affirmative vote of the holders of a majority of the outstanding shares of any class or series of common stock to approve, among other things, a change in the designations, preferences and limitations of the shares of that class or series. The restated certificate, however, requires the affirmative vote of the holders of not less than 66 2/3% of the Class A common stock and Class B common stock, voting as a single class, to amend most of the provisions of the restated certificate, including those relating to the provisions of the various classes of common stock, indemnification of directors, exoneration of directors for certain acts and the super-majority provision.

   The restated certificate:

  . limits the aggregate voting power of Steven B. Dodge and his controlled entities to 49.99% of the aggregate general voting power, less the voting power represented by the shares of Class B common stock acquired by Thomas H. Stoner, a director, and purchasers affiliated with him in the January 1998 private offering and owned by them or certain affiliates,

  . prohibits future issuances of Class B common stock, except upon exercise of outstanding options and pursuant to stock dividends or stock splits,

  .  limits transfers of Class B common stock to permitted transferees,

  . provides for automatic conversion of the Class B common stock to Class A common stock if the aggregate voting power of Mr. Dodge, Mr. Stoner and their respective controlled entities falls below 21.3%, and

  . requires the holders of a majority of Class A common stock to approve amendments adversely affecting the Class A common stock.

   On May 1, 2000, our directors and executive officers, together with their affiliates, owned beneficially approximately 44.5% of the combined voting power of our common stock. On that date, Mr. Dodge, together with his affiliates, owned beneficially approximately 28.88% of the combined voting power.

   Conversion Provisions. Shares of Class B common stock and Class C common stock are convertible, at any time at the option of the holder, on a share for share basis into shares of Class A common stock. The present owner of Class C common stock can convert that stock only upon the occurrence of a conversion event or with the consent of our board of directors. Shares of Class B common stock automatically convert into shares of Class A common stock upon any sale, transfer, assignment or other disposition other than (a) to permitted transferees, or (b) pursuant to pledges, but not to the pledgee upon foreclosure. Permitted transferees includes certain family members and other holders of Class B common stock.

   Liquidation Rights. Upon our liquidation, dissolution or winding up, the holders of each class of common stock are entitled to share ratably in all assets available for distribution after payment in full of creditors and payment in full to holders of preferred stock then outstanding of any amount required to be paid to them.

   Other Provisions. The holders of common stock are not entitled to preemptive or subscription rights. The shares of common stock presently outstanding are validly issued, fully paid and nonassessable.

   In any merger, consolidation or business combination, the holders of each class of common stock must receive the identical consideration to that received by holders of each other class of common stock. However, if shares of capital stock or other securities of any other company are distributed, they may differ as to voting rights to the same extent that voting rights then differ among the different classes of common stock.

   No class of common stock may be subdivided, consolidated, reclassified or otherwise changed unless, concurrently, the other classes of common stock are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Dividend Restrictions

   Our credit facilities prohibit our borrower subsidiaries from paying cash dividends or distributions, or from purchasing or otherwise acquiring their capital stock or other equity interests. However, beginning on April 15, 2004, if no default exists or would be created under the credit facilities, our borrower subsidiaries may pay cash dividends or make other distributions of up to 50% of excess cash flow, for the preceding calendar year.

Delaware Business Combination Provisions

   Under Delaware corporate law, certain business combinations, including the issuance of equity securities, between a Delaware corporation and any interested stockholder must be approved by the holders of at least 66 2/3% of the voting stock not owned by the interested stockholder if it occurs within three years of the date the person became an interested stockholder. The voting requirement does not apply, however, if, before the acquisition, the corporation's board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder. Interested stockholder means any person who owns, directly or indirectly, 15.0% or more of the voting power of the corporation's shares of capital stock. The provision does not apply to Mr. Dodge because our board of directors approved the transaction pursuant to which he became an interested stockholder.

Listing of Class A Common Stock

   Our Class A common stock is traded on the NYSE under the symbol AMT.

Transfer Agent and Registrar

   The transfer agent and registrar for the common stock is Harris Trust and Savings Bank, 311 West Monroe Street, Chicago, Illinois 60606. Its telephone number is (312) 461-4600.

                            SELLING SECURITYHOLDERS

   The notes were originally issued by us and sold by the initial purchasers in private transactions exempt from the registration requirements of the Securities Act to qualified institutional buyers, as that term is defined in Rule 144A under the Securities Act. The selling securityholders, which term includes their transferees, pledgees, donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and Class A common stock issuable upon their conversion.

   Prior to any use of this prospectus in connection with a resale of the notes or the Class A common stock issuable upon conversion, we will supplement this prospectus to set forth the name and principal amount of notes and number of shares beneficially owned by the selling securityholder and the principal amount of notes or number of shares of Class A common stock to be offered. The prospectus supplement will also disclose whether any selling securityholder has held any position or office with, been employed by or otherwise has had a material relationship with us or any of our affiliates during the three years prior to the date of the prospectus supplement.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

   We have based the following summary of certain federal income tax consequences upon the Internal Revenue Code of 1986, as amended (we refer to it as the Code), Treasury regulations, and rulings and decisions now in effect, all of which are subject to change or differing interpretations. We have not sought a ruling from the Internal Revenue Service with respect to any matter described in this summary. We can provide no assurance that the IRS or a court will agree with the statements made in this summary. This summary applies to you only if you hold the notes and Class A common stock as a capital asset. A capital asset is generally an asset held for investment rather than as inventory or as property used in a trade or business. The summary also does not discuss the particular tax consequences that might be relevant to you if you are subject to special rules under the federal income tax laws. Special rules apply, for example, if you are:

  . a bank, life insurance company, regulated investment company, or other financial institution,

  .  a broker or dealer in securities or foreign currency,

  .  a person that has a functional currency other than the U.S. dollar,

  . a person who acquires the notes or Class A common stock in connection with your employment or other performance of services,

  .  a person subject to alternative minimum tax,

  . a person who owns the notes or Class A common stock as part of a straddle, hedging transaction, conversion transaction, or constructive sale transaction,

  .  a tax-exempt entity, or

  .  an expatriate.

   In addition, the following summary does not address all possible tax consequences. In particular, it does not discuss any estate, gift, state, local, or foreign tax consequences. For all these reasons, we urge you to consult with your tax advisor about the federal income and other tax consequences of the acquisition, ownership and disposition of the notes and Class A common stock.

   As explained below, the federal income tax consequences of acquiring, owning and disposing of the notes and Class A common stock depend on whether or not you are a U.S. holder. For purposes of this summary, you are a U.S. holder if you are a beneficial owner of the notes or Class A common stock and for federal income tax purposes are:

  . a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under the federal income tax laws,

  . a corporation, partnership or other entity treated as a corporation or partnership for federal income tax purposes, that is created or organized in or under the laws of the United States, any of the fifty states or the District of Columbia, unless otherwise provided by Treasury regulations,

  . an estate the income of which is subject to federal income taxation regardless of its source, or

  . a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or electing trusts in existence on August 20, 1996 to the extent provided in Treasury regulations, and if your status as a U.S. holder is not overridden under the provisions of an applicable tax treaty. Conversely, you are a non-U.S. holder if you are a beneficial owner of the notes or Class A common stock and are not a U.S. holder.

In General

   The notes will be treated as indebtedness for federal income tax purposes. This summary discussion assumes that the IRS will respect this classification.

   Payments you might receive on the notes that are for excess cash dividends paid on Class A common stock should be treated as potential contingent interest payments and not as distributions on stock potentially taxable as ordinary dividend income. Further, this summary discussion reflects our expectation that only a remote possibility exists that you will receive (a) payments for excess cash dividends on Class A common stock or (b) additional interest because of a registration default.

Tax Consequences for U.S. Holders

 Interest and Excess Cash Dividend Payments on the Notes

   The notes bear interest at a stated fixed rate. You must generally include this stated interest in your gross income as ordinary interest income:

  . when you receive it, if you use the cash method of accounting for federal income tax purposes, or

  . when it accrues, if you use the accrual method of accounting for federal income tax purposes.

   Purchase price for a note allocable to prior accrued stated interest may be treated as offsetting a portion of the interest income from the next scheduled stated interest payment on the note.

   The notes were sold to the initial investors at an amount equal to their stated principal amount plus any prior accrued stated interest. As a result, based on applicable Treasury regulations, the notes will not be treated as having been issued with original issue discount. We refer to that discount as OID.

   If you receive a payment equivalent to an excess cash dividend paid on our Class A common stock or a payment of additional interest for a registration default, and if the chances of another payment like that occurring in the future remain remote, then you should report the payment as ordinary interest income in the manner discussed above. In that event, the tax consequences of the notes should otherwise remain unchanged. In contrast, if one or more of these types of payments cease to remain remote in the future, then the notes would be treated as having been retired and reissued with OID. In that event, the tax consequences of holding the notes would then be governed by special OID rules for contingent payment debt instruments. We urge you to consult your tax advisor on the consequences to you if these events, which we believe are remote, should occur.

 Amortizable Bond Premium on the Notes

   If you purchase a note for an amount which, when reduced by the value of the conversion feature and by amounts allocated to prior accrued stated interest, is greater than its principal amount, then you will be treated as having purchased that note with bond premium equal to the excess. You generally may elect to amortize this bond premium over the remaining term of the note on a constant yield method. The amount amortized in any year will be treated as a reduction of your interest income from the note for that year. If you do not make the election, your bond premium on a note will decrease the gain or increase the loss that you otherwise recognize on the note's disposition. Any election to amortize bond premium applies to all debt obligations, other than debt obligations the interest on which is excludable from gross income, that you hold at the beginning of the first taxable year to which the election applies or that you thereafter acquire. You may not revoke an election to amortize bond premium without the consent of the IRS. We urge you to consult with your tax advisor regarding this election.

 Market Discount on the Notes

   If you purchase a note for an amount that, after reduction for amounts allocated to prior accrued stated interest, is less than its principal amount, then you will be treated as having purchased that note at a market discount equal to the difference. The foregoing does not apply if the amount of the market discount is less than the de minimis amount specified under the Code. Under the market discount rules, you will be required to treat any gain on the sale, exchange, redemption, retirement, or other taxable disposition of a note, or any appreciation in a note in the case of a nontaxable disposition such as a gift, as ordinary income. The amount of ordinary income equals the market discount that has not previously been included in your income and that is treated as having accrued on the note through the date of disposition. In addition, you may be required to defer, until the maturity of the note or earlier taxable disposition, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the note.

   Any market discount will be considered to accrue evenly during the period from the date of your acquisition to the maturity date of the note, unless you elect to accrue the market discount on a constant yield method. You may also elect to include market discount in income currently as it accrues, on either an even or constant yield method. In that event, your basis in the note will increase by the amounts you so include in your income. If you make this election, the rules described above regarding ordinary income on dispositions and deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies. You may not revoke an election without the consent of the IRS. We urge you to consult with your tax advisor regarding these market discount elections.

 Redemption or Sale of the Notes

   Generally, a redemption or sale of your notes will result in your recognizing taxable gain or loss equal to the difference between the amount of cash or property you receive and your adjusted tax basis in the notes. The preceding rule does not apply to cash or property received that is attributable to accrued interest, because those amounts would be taxed as interest income in the manner described above. Your adjusted tax basis in a note generally will be equal to your cost for the notes, after reduction for amounts allocated to prior accrued stated interest, increased by any market discount included in your income, and reduced by any bond premium you amortized and principal payments you received. Subject to the market discount rules described above, your gain or loss will be capital gain or loss and will be long term capital gain or loss if your holding period in the note exceeds one year.

 Repurchase of the Notes at Your Option

   If you exercise your repurchase right, then we will exchange your notes for an amount of cash, Class A common stock, or a combination of both. To the extent the cash or Class A common stock received constitutes payment of accrued interest, those amounts will be taxed as interest income in the manner described above. The balance of the cash and Class A common stock will be treated as proceeds of the exchange and taxed in the following manner. In an exchange of notes solely for cash, the repurchase will be treated as a redemption for cash, the consequences of which we discussed above. In an exchange of notes involving Class A common stock, the repurchase should constitute a recapitalization in which you will not recognize any taxable gain, except to the extent of the cash you receive, and in which you will not recognize any loss. Accordingly, your tax basis in the Class A common stock you receive would equal your adjusted tax basis in the notes you surrendered, plus the taxable gain you recognized and minus the amount of cash you received in the recapitalization. Your holding period in the Class A common stock would include your holding period in the notes you surrendered in the recapitalization.

 Conversion of the Notes into Class A Common Stock; Distributions or Sales of Class A Common Stock

   You will generally not recognize any gain or loss on conversion of your notes solely into shares of Class A common stock, except that shares of Class A common stock attributable to accrued interest may be taxable as interest in the manner described above.

   Your income tax basis for the shares of Class A common stock received upon conversion will be equal to the adjusted tax basis of the notes you exchange, except for any adjustment necessary because of the deemed receipt of any interest upon conversion or your receipt of cash in lieu of a fractional share of Class A common stock. Any accrued market discount not previously included in income as of the date of the conversion of the notes will carry over to the Class A common stock received on conversion and will give rise to ordinary income upon the subsequent disposition of that stock. Your holding period in the Class A common stock will include your holding period in the notes you surrendered in the conversion, except that shares of Class A common stock attributable to accrued interest may have a holding period commencing upon conversion. You will have some taxable gain if you receive cash in lieu of a fractional share of Class A common stock.

   Distributions on Class A common stock are treated as follows:

  . first as ordinary dividend income to the extent paid out of our current or accumulated earnings and profits,

  . next as a nontaxable return of capital that reduces your basis in the stock dollar-for-dollar until the basis has been reduced to zero, and

  .  finally as gain from the sale or exchange of the stock.

We do not anticipate making distributions on the Class A common stock at this time.

   Subject to the market discount rules discussed above, your sale or other taxable disposition of Class A common stock will generally result in capital gain or loss equal to the difference between the amount of cash or property you receive and your adjusted tax basis in the stock.

 Potential Distributions Resulting from Adjustment of Conversion Price

   Your rights to convert your notes into Class A common stock allow for the conversion price to be adjusted under a number of circumstances, generally to ensure that you receive an economically equivalent number of shares from a conversion following stock splits and stock dividends of our Class A common stock. Section 305 of the Code may treat some of these adjustments as constructive taxable distributions of stock. This would generally occur if the conversion price is adjusted for a taxable distribution to the holders of Class A common stock. Constructive distributions so treated would be taxable as follows:

  . first as dividends to the extent paid out of our current or accumulated earnings and profits,

  . next as a nontaxable return of capital to the extent of your basis in the notes, and

  .  finally as gain from the sale or exchange of the notes.

Your adjusted tax basis in the notes would be increased by constructive distributions to you taxable as dividends or gain. Your basis would be unaffected by constructive distributions that were nontaxable returns of capital. Conversely, a failure to appropriately adjust the conversion price of the notes could result in a constructive distribution to holders of Class A common stock that would be taxable to them in a similar manner.

Special Tax Consequences for Non-U.S. Holders

   The federal income tax attributes of the notes and Class A common stock for non-U.S. holders are generally comparable to those described above for U.S. holders. However, special federal income tax rules apply to non-U.S. holders as described below.

 In General

   If you are a non-U.S. holder, you will generally not be subject to federal income taxes on payments of principal, premium, if any, or interest or OID, if any, on a note or upon the sale, exchange, redemption, retirement or other disposition of a note or Class A common stock, if:

  . you do not own directly or indirectly 10% or more of the total voting power of all classes of our voting stock,

  . your income and gain in respect of the note or Class A common stock is not effectively connected with the conduct of a United States trade or business,

  . you are not a controlled foreign corporation that is related to or under common control with us,

  . we or the applicable withholding agent has received from you a properly executed, applicable IRS Form W-8 or substantially similar form in the year in which a payment of interest, OID, if any, principal, or premium on a note occurs, or in a preceding calendar year to the extent provided for in the instructions to the applicable IRS Form W-8,

  . in the case of gain upon the sale, exchange, redemption, retirement or other disposition of a note or Class A common stock recognized by an individual non-U.S. holder, you were present in the United States for less than 183 days during the taxable year in which the gain was recognized, and

  .  section 897 of the Code, discussed below, does not apply to you.

   The IRS Form W-8 or substantially similar form must be signed by you under penalties of perjury certifying that you are a non-U.S. holder and providing your name and address. You must inform the withholding agent of any change in the information on the statement within 30 days of the change. If you hold a note or Class A common stock through a securities clearing organization or other qualified financial institution, the organization or institution may provide a signed statement to the withholding agent. However, in that case, they must generally accompany the signed statement with a copy of the executed IRS Form W-8 or substantially similar form that you provided to the organization or institution.

   Except in the case of income or gain that is effectively connected with the conduct of a United States trade or business, discussed immediately below, interest, OID, if any, dividends or gain recognized by you which does not qualify for exemption from taxation will be subject to federal income tax and withholding at a rate of 30% unless reduced or eliminated by an applicable tax treaty. For example, neither constructive distributions on notes taxable as dividends, nor excess cash dividend payments on notes, nor dividends on Class A common stock would qualify for exemption from taxation, although an applicable tax treaty may reduce the tax rate on these items to below 30%. You may generally use IRS Form 1001 to claim tax treaty benefits for calendar year 2000, and under new Treasury regulations discussed below an applicable IRS Form W-8 or substantially similar form for subsequent calendar years.

 Effectively Connected Income and Gain

   If you are a non-U.S. holder whose income and gain in respect of a note or Class A common stock is effectively connected with the conduct of a United States trade or business, you will be subject to regular federal income tax on this income and gain in generally the same manner as U.S. holders, and general federal income tax return filing requirements will apply. In addition, if you are a corporation, you may be subject to a branch profits tax equal to 30% of your effectively connected adjusted earnings and profits for the taxable year, unless you qualify for a lower rate under an applicable tax treaty. To obtain an exemption from withholding on interest, dividends, and OID, if any, you may generally supply to the withholding agent an IRS Form 4224 for calendar year 2000, and under new Treasury regulations discussed below an applicable IRS Form W-8 or substantially similar form for subsequent calendar years.

   We believe we are and will continue to be a United States real property holding corporation. Because of this, section 897 of the Code and the applicable Treasury regulations potentially cause any gain or loss you realize upon a disposition of your notes or Class A common stock to be treated as effectively connected with the conduct of a trade or business in the United States, and thus taxable as effectively connected gain in the manner described above. Section 897 can also cause realized gains that would otherwise remain unrecognized to be recognized in full absent compliance with procedural requirements under section 897. An example of this would be gains in a recapitalization where you have required us to repurchase your note in exchange for Class A common stock. We believe that, so long as our Class A common stock continues to be regularly traded on the New York Stock Exchange, you will not recognize taxable gain under section 897 on a disposition of a note or Class A common stock, so long as you meet the following three standards:

  . you have not directly or indirectly owned, at any time during the five-year period preceding the disposition, more than 5% of the outstanding notes,

  . you have not directly or indirectly owned more than 5% of the outstanding Class A common stock at any time during the five-year period preceding the disposition, and

  . upon the date of your acquisition of any of the notes or any other interests in our company not regularly traded on an established securities market, the aggregate fair market value of all of your direct or indirect interests in our company not regularly traded on an established securities market, does not exceed 5% of the aggregate value of our outstanding Class A common stock.

We urge you to consult with your tax advisor to determine whether you meet these three standards, or whether you otherwise qualify for exemption from section 897 of the Code.

Our Deductions for Interest on the Notes

   Under section 279 of the Code, deductions otherwise allowable to a corporation for interest and OID expense may be reduced or eliminated in the case of corporate acquisition indebtedness. This is defined generally to include subordinated convertible debt issued to provide consideration for the acquisition of stock or a substantial portion of the assets of another corporation, if the acquiring corporation does not meet statutorily specified debt/equity ratio and earnings coverage tests. Our deductions for interest and any OID expense on any notes could be reduced or eliminated if the notes meet the definition of corporate acquisition indebtedness in the year of issue. Also, the notes could become corporate acquisition indebtedness in a subsequent year if we initially meet the debt/equity ratio and earnings coverage tests, but later fail them in a year during which we issue additional indebtedness for corporate acquisitions. Because the notes are not expressly subordinated to any of our unsecured debt, and because the notes have the same creditor priority as more than an insubstantial amount of our trade debt, we believe the notes are not subordinated within the meaning of section 279 of the Code and therefore do not constitute corporate acquisition indebtedness.

   Under section 163(l) of the Code, our deduction for interest and any OID expense on the notes would be disallowed if they are found to be disqualified debt instruments. Disqualified debt instruments are debt instruments:

  . where a substantial amount of the principal or interest is required to be paid in or converted into, or at the option of the issuer or a related party is payable in or convertible into, issuer equity, or

  . which are part of an arrangement that is reasonably expected to result in a transaction described in the preceding clause.

For these purposes, principal or interest on a debt instrument is treated as required to be paid in or converted into issuer equity if the payment or conversion may be required at the option of the holder and that option is substantially certain to be exercised. We do not believe that principal or interest on the notes is required to be paid in or converted into our equity under section 163(l), because principal or interest on our notes may only be exchanged for equity in our company at the holder's option, and we do not believe that this option is substantially certain to be exercised. Furthermore, the legislative history of section 163(l) indicates that the provision is not intended to apply to debt instruments with a conversion feature where the conversion price is significantly higher than the market price of the stock on the issue date of the debt. We believe that the conversion price of the notes was significantly higher than the market price of our Class A common stock on the date the notes were issued. Accordingly, we believe that the notes are not disqualified debt instruments under section 163(l). However, our conclusions in this regard are factual judgments. We can give no legal opinion on these matters and cannot assure you that the IRS or a court would agree with our conclusions.

Information Reporting, Income Tax Withholding and Backup Withholding

   Information reporting, income tax withholding and backup withholding may apply to interest, OID, if any, dividend and other payments to you under the circumstances discussed below. Amounts withheld are generally not an additional tax and may be refunded or credited against your federal income tax liability, provided you furnish the required information to the IRS.

   If You are a U.S. Holder. You may be subject to backup withholding at a 31% rate when you receive interest, OID, if any, and dividends with respect to the notes or Class A common stock, or when you receive proceeds upon the sale, exchange, redemption, retirement or other disposition of the notes or Class A common stock. In general, you can avoid this backup withholding by properly executing under penalties of perjury an IRS Form W-9 or substantially similar form that provides:

  .  your correct taxpayer identification number, and

  . a certification that (a) you are exempt from backup withholding because you are a corporation or come within another enumerated exempt category,
     (b) you have not been notified by the IRS that you are subject to backup withholding, or (c) you have been notified by the IRS that you are no longer subject to backup withholding.

If you do not provide your correct taxpayer identification number on the IRS Form W-9 or substantially similar form, you may be subject to penalties imposed by the IRS.

   Unless you have established on a properly executed IRS Form W-9 or substantially similar form that you are a corporation or come within another enumerated exempt category, interest, OID, if any, dividend and other payments on the notes or Class A common stock paid to you during the calendar year, and the amount of tax withheld, if any, will be reported to you and to the IRS.

   Special Rule for U.S. Holders Beneficially Owned by Non-U.S. Holders. As stated above, we believe we are currently and will continue to be a United States real property holding corporation under section 897 of the Code. Section 1445 of the Code governs income tax withholding for gains taxable to non-U.S. holders under section 897. It provides that upon a disposition of the notes or Class A common stock, income tax withholding may be required of disposing U.S. holders that are partnerships, trusts, estates, and other entities because of their beneficial ownership by non-U.S. holders. We believe that, so long as our Class A common stock continues to be regularly traded on the New York Stock Exchange, you will not have to withhold upon a disposition of the notes or Class A common stock under section 1445 of the Code if you meet the 5% thresholds discussed above that are applicable to non-U.S. holders on the disposition of the notes and Class A common stock. We urge you to consult with your tax advisor to determine whether you meet these standards, or whether you otherwise qualify for exemption from sections 897 and 1445 of the Code.

   Special Rule for Substantial Acquisitions from Non-U.S. Holders. As stated above, we believe we are currently and will continue to be a United States real property holding corporation under section 897 of the Code. Because of this,
Section 1445 of the Code may require a person acquiring notes from a non-U.S. holder to withhold 10% of the purchase price. However, so long as our Class A common stock continues to be regularly traded on the New York Stock Exchange, this 10% withholding is generally not required for an acquisition of notes where the purchase price constitutes 5% or less of the then aggregate value of the outstanding Class A common stock. We urge you to consult with your tax advisor to determine whether you meet this standard, or whether you otherwise qualify for exemption from section 1445 of the Code.

   If You are a Non-U.S. Holder. The amount of interest, OID, if any, and dividends paid to you on a note or Class A common stock during each calendar year, and the amount of tax withheld, if any, will generally be reported to you and to the IRS. This information reporting requirement applies regardless of whether you were subject to withholding or whether withholding was reduced or eliminated by an applicable tax treaty. Also, interest, OID, if any, and dividends paid to you may be subject to backup withholding at a 31% rate, unless you properly certify your non-U.S. holder status on an IRS Form W-8 or substantially similar form. Similarly, information reporting and 31% backup withholding will not apply to proceeds you receive upon the sale, exchange, redemption, retirement or other disposition of the notes or Class A common stock, if you properly certify that you are a non-U.S. holder on an IRS Form W-8 or substantially similar form. Even without having executed an IRS Form W-8 or substantially similar form, however, in some cases information reporting and 31% backup withholding will not apply to proceeds you receive upon the sale, exchange, redemption, retirement or other disposition of the notes or Class A common stock if you receive those proceeds through a broker's foreign office.

   If you are a non-U.S. holder whose income and gain on the notes or Class A common stock are effectively connected with the conduct of a United States trade or business, a slightly different rule may apply to proceeds you receive upon the sale, exchange, redemption, retirement or other disposition of those securities. Until you comply with the new Treasury regulations discussed below, information reporting and 31% backup withholding may apply to you in the same manner as to a U.S. holder, and thus you may have to execute an IRS Form W-9 or substantially similar form to prevent the backup withholding.

   New Treasury Regulations. New Treasury regulations alter the withholding rules on interest, OID, if any, dividends and sale or exchange proceeds paid to you, effective generally for payments after December 31, 2000 and subject to complex transition rules. For example, documentation and procedures satisfying the new Treasury regulations are deemed in some instances to satisfy current law requirements. In these instances you or the withholding agent may wish to satisfy the requirements of the new Treasury regulations rather than the requirements of the Treasury regulations soon to expire. The new Treasury regulations are complex, and we urge you to consult with your tax advisor to determine how the new Treasury regulations affect your particular circumstances.

   The new Treasury regulations replace old IRS Forms W-8, 1001 and 4224 with a new series of IRS Forms W-8, which you will generally have to properly execute earlier than you would have otherwise had to for purposes of providing replacements for the old IRS forms. For example, you must properly execute the appropriate new version of IRS Form W-8, or substantially similar form, no later than December 31, 2000 if you remain a non-U.S. holder of the notes or Class A common stock on that date. Under the new Treasury regulations, it may also be possible for you to receive payments on those securities through a qualified intermediary that complies with requisite procedures and provides applicable certification of your non-U.S. holder status on your behalf. The new Treasury regulations also clarify withholding agents' standards of reliance on executed IRS Forms W-8 or substantially similar forms.

   If you are a non-U.S. holder claiming benefits under an income tax treaty, you should be aware that you may be required to obtain a taxpayer identification number and to certify your eligibility under the applicable treaty's limitations on benefits article in order to comply with the new Treasury regulations' certification requirements. The new Treasury regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, amounts paid to a non-U.S. holder that is an entity should be treated as paid to the entity or to those holding the ownership interests in that entity, and whether the entity or the holders in the entity are entitled to benefits under the tax treaty.

                         REGISTRATION RIGHTS AGREEMENT

   On February 15, 2000, we entered into a registration rights agreement with the initial purchasers for the benefit of the holders of the notes. That agreement obligates us, at our sole expense, as follows:

  . use our reasonable best efforts to file a shelf registration statement as soon as practicable, but in no event more than 90 days after the issue of the notes, covering resales of the notes and the Class A common stock issuable upon their conversion. We refer to those securities collectively as the registrable securities,

  . to use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act within 150 days after the issue of the notes, and

  . to use our reasonable best efforts to keep the shelf registration statement effective and usable for two years or any shorter period required under Rule 144(k) of the Securities Act.

   We are permitted to suspend the use of the shelf registration statement during certain black-out periods if we determine in good faith that it is in our best interest and if we provide the registered holders with written notice of the suspension. The period may not exceed 30 days in any three-month period and may not exceed 90 days in the aggregate in any 12-month period. We are also not required to maintain the shelf registration statement if prior to the end of that two-year period or other shorter Rule 144(k) period all the registrable securities have been sold under the shelf registration statement, transferred under Rule 144 under the Securities Act or otherwise transferred in a way that eliminates their Securities Act transfer restrictions for future resales by non-affiliates.

   The registration statement of which this prospectus is a part satisfies the first two of the foregoing requirements.

   We are obligated to:

  . provide each holder of registrable securities with copies of this prospectus,

  . notify each holder when the registration statement has become effective, and

  . take certain other actions as are required to permit unrestricted resales of the registrable securities.

   If you sell registrable securities pursuant to the registration statement, you:

  . will usually be required to be named as a selling securityholder in this prospectus and to deliver this prospectus to purchasers,

  . will be subject to certain of the civil liability provisions under the Securities Act in connection with your sales, and

  . will be bound by the applicable provisions of the registration rights agreement, including certain indemnification rights and obligations.

   If a registration default occurs, the interest rate will be increased 0.50% per annum, subject to certain exceptions. Following the cure of a registration default, the interest rate will become the rate in effect immediately prior to the registration default. We use the term registration default to mean if:

  . we fail to timely file the shelf registration statement with the SEC within 90 days of closing,

  . the SEC has not declared the shelf registration statement effective within 150 days of closing, or

  . we fail to keep the shelf registration statement that has been declared effective continuously effective and usable, subject to certain exceptions, for the period required.

   Each registrable security contains a legend to the effect that the holder is deemed to have agreed to be bound by the provisions of the registration rights agreement.

   The summary of certain provisions of the registration rights agreement does not purport to be complete. It is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement. We have filed a copy of it as an exhibit to the registration statement of which this prospectus is a part.

                              PLAN OF DISTRIBUTION

   The notes and Class A common stock may be sold from time to time to purchasers directly by the selling securityholders. Alternatively, the selling securityholders may from time to time offer the notes with discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and Class A common stock for whom they may act as agent. The selling securityholders and any brokers, dealers or agents who participate in the distribution of the notes and Class A common stock may be deemed to be underwriters. Accordingly, any profits on the sale of the notes and Class A common stock by them and any discounts, commissions or concessions received by any brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling securityholders may be deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities, including Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

   The notes and Class A common stock may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The notes and Class A common stock may be sold by one or more of the following methods:

  . a block trade in which the broker or dealer so engaged will attempt to sell the notes and Class A common stock issuable upon conversion as agent but may position and resell a portion of the block as principal to facilitate the transaction,

  . purchases by a broker or dealer as principal and resale by it for its account pursuant to this prospectus,

  . ordinary brokerage transactions and transactions in which the broker solicits purchasers,

  .  an exchange distribution in accordance with the rules of that exchange,

  . face-to-face transactions between sellers and purchasers without a broker-dealer,

  .  through the writing of options, and

  .  other transactions.

   At any time a particular offer of the notes and Class A common stock is made, a revised prospectus or prospectus supplement, if required, will be distributed. It will set forth the aggregate amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions, concessions and other items constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. The prospectus supplement and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the notes and Class A common stock. Notes and Class A common stock covered by this prospectus may also be sold in private transactions or under Rule 144 rather than pursuant to this prospectus.

   We have agreed in the registration rights agreement to keep this prospectus useable until February 15, 2002 as described under "Registration Rights Agreement" on page 42. We know of no plans, arrangements or understandings between any selling securityholders and any broker, dealer, agent or underwriter regarding the sale of the securities by the selling securityholders. We cannot assure you that any selling securityholder will sell any or all of the securities offered by it under this prospectus or that any selling securityholder will not transfer, devise or gift those securities by other means not described in this prospectus.

   The selling securityholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations under that act, including Regulation M. Regulation M may limit the timing of purchases and sales of any of the notes and Class A common stock by the selling securityholders and any other participating person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the notes and Class A common stock to engage in market-making activities with respect to the particular notes and Class A common stock being distributed for a period of up to five business days prior to the commencement of the distribution. All of the foregoing may affect the marketability of the notes and Class A common stock and the ability of any person to engage in market-making activities with respect to the notes and Class A common stock.

   Pursuant to the registration rights agreement, we and each of the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these matters.

   We have agreed to pay substantially all of the expenses incidental to the registration, offering and resale by the selling securityholders of the notes and underlying Class A common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

   We will not receive any of the proceeds of the sale of the notes and Class A common stock covered by this prospectus.

                                 LEGAL MATTERS

   Sullivan & Worcester LLP, Boston, Massachusetts has passed upon the validity of the notes and the Class A common stock issuable upon conversion of the notes for us. Sullivan & Worcester LLP, Boston, Massachusetts, also passed upon certain matters relating to United States federal income tax considerations for us, as our special tax counsel. Norman A. Bikales, a member of the firm of Sullivan & Worcester LLP, is the owner of 11,000 shares of Class A common stock and 41,490 shares of Class B common stock and has options to purchase 20,000 shares of Class A common stock at $10.00 per share and 25,000 shares of Class A common stock at $23.813 per share. Mr. Bikales and/or associates of that firm serve as our secretary or assistant secretaries and certain of our subsidiaries.

                                    EXPERTS

   The consolidated financial statements of American Tower Corporation incorporated in this prospectus by reference from American Tower Corporation's annual report on Form 10-K for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

   We are incorporating the following financial statements by reference in this prospectus from our Form 8-K dated March 30, 2000:

  . The consolidated financial statements of UNIsite, Inc. and subsidiaries as of December 31, 1999 and 1998 and for the three years ended December 31, 1999 have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent auditors. We have incorporated that report by reference in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

  . The consolidated financial statements of ICG Satellite Services, Inc. and subsidiary as of November 30, 1999 and for the eleven months ended November 30, 1999 have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants. We have incorporated that report by reference, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of those documents upon payment of a duplicating fee to the SEC. You may also review a copy of the registration statement at the SEC's regional offices in Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You can review our SEC filings and the registration statement by accessing the SEC's Internet site at http://www.sec.gov.

   The SEC allows us to incorporate by reference the information we file with them. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Statements in this prospectus regarding the contents of any contract or other document may not be complete. You should refer to the copy of the contract or other document filed as an exhibit to the registration statement. Later information we file with the SEC will update and supersede information we have included or incorporated by reference in this prospectus.

   We incorporate by reference the documents listed below and any filings made after the date of this prospectus made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed or terminated:

  . our Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (the "1999 Annual Report"),

  . the description of common stock contained in our Registration Statement on Form 8-A dated June 4, 1998,

  . our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, and

  . our Current Reports on Form 8-K dated January 31, 2000, February 9, 2000, February 24, 2000, March 14, 2000, March 30, 2000, April 13, 2000
     and May 15, 2000.

   We will provide a copy of the documents we incorporate by reference, excluding exhibits other than those to which we specifically refer. You may obtain this information at no cost by writing or telephoning us at: 116 Huntington Avenue, Boston, Massachusetts 02116, (617) 375-7500, Attention:
Director of Investor Relations.

                       [AMERICAN TOWER LOGO APPEARS HERE]